UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
College Pointe LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
South Carolina

Date of organization
August 23, 2021

Physical address of issuer
c/o Great American Holdings, LLC, 8836 Via Bella Notte, Orlando, FL 32836

Website of issuer
www.greatamholdings.com

Name of intermediary through which the Offering will be conducted
EquityDoor, LLC

CIK number of intermediary
0001726368

SEC file number of intermediary
007-00139

CRD number, if applicable, of intermediary
296839

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
4.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
EquityDoor, LLC

Type of security offered
Class A Interests in the Company, consisting of Class A-1 and Class A-2 Membership Interests

Target number of Securities to be offered
100

Price (or method for determining price)
$1,000.00

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$4,000,000.00

Deadline to reach the target offering amount
October 18, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 20, 2021

FORM C

Up to $4,000,000.00

College Pointe LLC



Class A Interests in the Company

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by College Pointe LLC, a South Carolina Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors (each an "Investor") for the sole purpose of providing certain information about a potential investment in Class A Interests of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise a minimum of $100,000, and up to $4,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). This Offering is being conducted concurrently pursuant to an offering under Rule 506(c) of Regulation D of the Securities Act with sales solely to investors that qualify as an "accredited investor", as such term is defined in

Rule 501 of Regulation D promulgated by the Commission under the Securities Act, of the Securities, pursuant to the same terms and conditions as this Offering (the "Concurrent Offering"). The Company intends to close this offering and the Concurrent Offering when, and only if, an aggregate of $4,000,000 is raised between the two offerings. The minimum amount of Securities that can be purchased is $1,000.00 per Investor (which may be waived by the Company or the Co-Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*" and further described in the Limited Liability Company Operating Agreement (the "Operating Agreement") attached hereto as Exhibit D. In order to purchase Securities, a prospective Investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through EquityDoor, LLC (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$1,000.00	$40	$960.00
Aggregate Minimum Offering Amount	$100,000.00	$4,000.00	$96,000.00
Aggregate Maximum Offering Amount	$1,000,000.00	$40,000.00	$960,000.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that

these Securities are exempt from registration. **The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.greatamholdings.com no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C is September 20, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to Investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED

GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EQUITYDOOR, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure
This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.greatamholdings.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

College Pointe LLC (the "Company") is a South Carolina Limited Liability Company, formed on August 23, 2021.

The Company is located at c/o Great American Holdings, LLC, 8836 Via Bella Notte, Orlando, FL 32836.

The Company's website is the Manager's website, which is www.greatamholdings.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Property

Property name	Address	Property type
College Pointe	1200 College Pointe Ln, Spartanburg SC 29303	Apartment Building

The Offering

Minimum amount of Class A Interests of the Company being offered	100
Total Class A Interests of the Company outstanding after Offering (if minimum amount reached)	100
Maximum amount of Class A Interests of the Company.	4,000
Total Class A Interests of the Company outstanding after Offering (if maximum amount reached)	4,000 (aggregate from concurrent offerings; the entire number may originate from this Offering)
Purchase price per Security	$1,000.00
Minimum investment amount per Investor	$1,000.00
Offering deadline	October 18, 2021
Use of proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	See the description of the voting rights on page 32 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

General economic conditions could have an adverse effect on our business and results of operations.
Our business is sensitive to general economic conditions, both nationally and locally. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

Inflation or deflation may adversely affect our results of operations and cash flows.
Increased inflation could have an adverse impact on interest rates, property management expenses and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue. Conversely, deflation could lead to downward pressure on rents and other sources of income without an accompanying reduction in our expenses. Accordingly, inflation or deflation may adversely affect our results of operations and cash flows.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, government mandated moratorium on eviction, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Market Fluctuations in Rental Rates and Occupancy Could Adversely Affect Our Operations.
As leases turn over, our ability to re-lease the space to existing or new tenants at rates equal to or greater than those realized historically may be impacted by, among other things, the economic conditions of the market in which a property is located, the availability of competing space (including sublease space offered by tenants who have vacated space in competing buildings prior to the expiration of their lease term), and the level of improvements which may be required at the property. We cannot be assured that the rental rates we obtain in the future will be equal to

or greater than those obtained under existing contractual commitments. If we cannot lease all or substantially all of the expiring space at our properties promptly, or if the rental rates are significantly lower than expected, then our results of operations could be negatively impacted.

If rents in our markets do not increase sufficiently to keep pace with rising costs of operations, our operating results will decline.
The success of our business model will substantially depend on conditions in the [type] rental property market in our geographic markets. Our business depends on assumptions about, among other things, occupancy and rent levels. If those assumptions prove to be inaccurate, our operating results will be worse than expected.

Our inability to enter into renewal or new leases with tenants on favorable terms or at all for all or a substantial portion of space that is subject to expiring leases would adversely affect our business.
Our properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any renewal or replacement lease may be less favorable to us than the existing lease. We would be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms or at all. Additionally, we may not be able to lease our properties to an appropriate mix of tenants. Retail tenants may negotiate leases containing exclusive rights to sell particular types of merchandise or services within a particular retail property. These provisions may limit the number and types of prospective tenants for the vacant space in such properties.

We depend on tenants, and a bankruptcy, insolvency or inability to pay rent by any of these tenants could result in a decrease in our rental income, which could have an adverse effect on us.
The inability of a single significant tenant or multiple tenants to pay rent or the bankruptcy or insolvency of such tenant(s) may adversely affect the income produced by our properties. If any of these tenants were to experience a downturn in its business or a weakening of its financial condition resulting in its failure to make timely rental payments or causing it to default under its lease, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. Any such event could have an adverse effect on us and our results of operations.

The financial distress, default or bankruptcy of our tenants would have an adverse effect on our business.
The financial distress, default or bankruptcy of our tenants may also lead to protracted and expensive processes for retaking control of our properties than would otherwise be the case, including, eviction or other legal proceedings related to or resulting from the tenant's default. If a tenant files for bankruptcy protection it is possible that we would recover substantially less than the full value of our claims against the tenant. If our tenants do not perform their lease obligations; or we are unable to renew existing leases and promptly recapture and re-let our properties; or if lease terms upon renewal or re-letting are less favorable than current or historical lease terms; or if the values of properties that we sell are adversely affected by market conditions; or if we incur significant costs or disruption related to or resulting from tenant financial distress, default or bankruptcy; then our cash flow could be significantly adversely affected.

We are subject to risks inherent in the student housing industry, such as an annual leasing cycle and limited leasing period, which could adversely affect us.

We generally lease our properties for 12-month terms, and the related leases provide for 12 equal monthly payments of rent. Therefore, our properties must be entirely re-leased each year, exposing us to more leasing risk than property lessors that lease their properties for longer terms. Student housing properties are also typically leased during a limited leasing period that generally begins each August and ends in July of the following year. We are therefore highly dependent on the effectiveness of our marketing and leasing efforts and personnel during this leasing period. We will be subject to heightened leasing risk at properties under development and at properties we may acquire in the future due to our lack of experience leasing such properties. Any significant difficulty in leasing our properties would adversely affect our results of operations. Additionally, student-tenants may be more likely to default on their lease obligations during the summer months, which could further reduce our revenues during this period. Although we typically require a student-tenant's lease obligations to be guaranteed by a parent, we may have to spend considerable effort and expense in pursuing payment upon a defaulted lease, and our efforts may not be successful.

The Securities represent an investment in a single type of property in a single geographic location, and are not a diversified investment.

The sale of the Property has not been consummated and our investment in the Property has not been finalized.

Although the seller has executed an agreement to sell the Property to the new owner/operator, the transaction has not closed and may fail to do so for a number of unforeseen reasons. If the sale does not take place, our investment in the new Property will not be accepted and the proceeds from this Offering will be returned to potential Investors without interest.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized under the laws of South Carolina on August 23, 2021. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Risks Related to the Securities

The Class A Interests in the Company will not be freely tradable until one year from the initial purchase date, and will continue to be subject to substantial limitations on transfer at the discretion of the Company. Although the Class A Interests in the Company may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class A Interests in the Company. Because the Class A Interests in the Company have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class A Interests in the Company have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Class A Interests in the Company may also adversely affect the price that you might be able to obtain for the Class A Interests in the Company in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 90.0% of the Company, and will continue to maintain control over matters subject to member vote and approval. Subject to any fiduciary duties owed to our other owners or Investors under South Carolina law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

Insufficient Distributions for Tax Purposes
If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability

The Company's Limited Liability Company Operating Agreement provides that the Manager and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Manager to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Manager than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

Purchasers Will Not Participate in Management

Our Manager has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under South Carolina law. Please consult the Limited Liability Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks

Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

PROPERTY AND THE BUSINESS

The Company has no properties as of the date of this Form C. The Company has a contract to purchase one (1) material properties, described below.

Description of the Property
The Company has a contract to acquire the property located at 1200 College Pointe Ln, Spartanburg SC 29303 dated August 11, 2021, contingent upon financing, which expires October 27, 2021. The Property is an apartment building with 72 units, further described herein. A copy of the contract is attached hereto as Exhibit B.

Property Manager
The Company has not yet engaged a third-party property manager to operate, maintain and manage the property. The Operating Agreement provides for a management fee of up to 5% or revenue payable per year to the property manager.

Name of Property Manager	Brief description	Years in business	Management fee
to be determined			5.0%

Property Revenue
College Pointe will generate revenue through leasing apartments to students, young professionals, and families. The 72 units are "co-living" spaces with 264 bedrooms with individual bathrooms and shared kitchen and living room areas. Units have either three or four bedrooms per unit. Tenants can rent one of the bedrooms or the whole unit with three or four bedrooms.

Property Condition
The $460,000 renovation budget includes $5,000 budgeted for each of the 72 units ($360,000) to upgrade kitchen appliances and kitchen cabinets. The exterior will be upgraded with $100,000 budgeted to paint doors and trim as well as refresh the picnic areas and landscaping.

Competition
There are four comparable properties targeting the same tenants within three miles of College Pointe. Because there is a strong market for students, young professionals, and families, all of

these properties have averaged 95% occupancy for the last three years. There is another comparable property under construction which demonstrates demand for this type of apartment living.

Financing

College Pointe will be purchased for $10,000,000. We have obtained a commitment for 75% loan-to-value interest-only financing at 4.90% APR, as follows: Lender: Bavex Lending; Amount: $7,500,000.00; Terms: 4.90% with monthly interest-only payments; Maturity: 5 years; Security: first position lien; Other Terms: 2% origination fee, 6–12-month escrows, 6 months Principal, Interest, Taxes, and Insurance ("PITI"), 5-year step down pre-payment penalty. The commitment is attached hereto as Exhibit C.

Investors in Class A Interests in the Company will provide $4,000,000 equity financing to provide $2,500,000 for the loan down payment as well as $1,500,000 for acquisition, investor platform, investor relations, closing costs, renovation, reserves, and administration.

Tenants

The current occupancy rate of the property is 75%. With improved facilities, management, and marketing we plan to increase occupancy to 95% by the third year. The average dollar amount of monthly rent revenue for College Pointe for the past year is $1,800.00 per unit.

Regulation

College Pointe is subject to the following regulations:

Government agency	Type of approval	Application Date
Municipal authorities	Local regulations regarding occupancy and business licenses.	Will be conducted post-closing

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in College Pointe and the percentage owned:

Name	% owned
George Belham	51.0%
Michelle Braga	39.0%

The current property owner does not have clear title to the property due to the following encumbrances: As of August 11, 2021, the Company has a signed contract to purchase the property. Assuming that we proceed through the due diligence period and secure financing, the Company will have a clear title to the property after closing on or about October 27, 2021.

Other Property Information

Business Plan

COLLEGE POINTE Business Plan: The principals of the Company inspected the property, evaluated the financials and interviewed the current property manager and tenants, and concluded that during the 15 prior years, property management had underperformed and poorly marketed the properties, resulting in high vacancies, low-income tenants, and high turnover. The Company's vision is to renovate *College Pointe* to the standard of the most desirable living space for students, young professionals, and families near the *The University of South Carolina Upstate* region of Spartanburg, South Carolina and to aggressively market the Property to increase occupancy.

EXISTING TENANTS: From the first day of ownership, existing leases will provide sufficient income to cover all expenses and loan interest with a 19% buffer. All other actions will increase monthly cashflow and overall Property valuation.

REPLACE PROPERTY MANAGEMENT: The current property manager will be replaced with an experienced operator who has a strong record of marketing, low vacancies, and low turnover.

DECREASE VACANCIES: The Company will aggressively engage to decrease vacancies from 25% to the industry average of 5% by the end of year 3. Combined with increased rents, decreased concessions and increased other income, we project the total net income will increase by 33% by the end of year 3.

RENOVATE TO COMPETE: Looking at comparable properties, the Company believes that the Property has a more desirable location than competitive properties, but less competitive finishes and amenities. During the first year, we plan to invest $360,000 to renovate each unit and $100,000 to refresh the exteriors. The renovations will decrease vacancies as the Property becomes more attractive to potential tenants.

INCREASE RENTS: We will begin to renovate the vacant units and increase the rents as we bring in new tenants. We project that rental income will increase by 6% by the end of year 3. Combined with the increased occupancy, decreased concessions and increased other income, we project the total net income will increase by 33% by the end of year 3.

Managing Entity

The Company is operated by the following managing entity:

Name	Description	Years in business	Asset Management fee
Great American Holdings, LLC	Great American Holdings, LLC acquires, manages, and adds value to multi-family properties.	3	2%

Litigation

None

Intellectual Property

The Company is dependent on the following intellectual property:
None

Other

The Company conducts business in South Carolina.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Estimated Attorney Fees	0.00%	$0	0.13%	$5,000
Estimated Accountant/Auditor Fees	0.00%	$0	0.13%	$5,000
General Marketing	0.00%	$0	0.38%	$15,000
Purchase of Real Property	100.00%	$100,000	62.50%	$2,500,000
General Working Capital	0.00%	$0	0.63%	$25,000
Renovation	0.00%		11.50%	$460,000
Closing Costs	0.00%		5.13%	$205,000
Acquisition Fee	0.00%		7.50%	$300,000
Reserves	0.00%		9.38%	$375,000
Platform Fees	0.00%		2.50%	$100,000
Due Diligence	0.00%		0.25%	$10,000
Total	**100.00%**	**$100,000**	**100.00%**	**$4,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: During the due diligence period, renovation and property management improvement, there may be a need to reallocate the budget to meet changing priorities and prices.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
George Belham

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, Great American Holdings, LLC

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
George Belham was a founding partner of *ShopInvest* – one of the premier mall developers in his home county of Brazil. S*hopInvest* was responsible for the development, leasing and management of 42 regional shopping centers across Brazil totaling over 20 million square feet of Gross Leasable Area (GLA) with a valuation of more than $2.5 Billion.

During his 36 years in top management of *ShopInvest*, George helped to shape the basic working philosophy of the company which resulted in innovative solutions for the rapidly changing retail marketplace.

As the founder of *Great American Holdings, LLC*, George brings a lifetime of business experience and leadership savvy to find, purchase and develop value-add multi-family apartment projects.

Education
FGV - Brazil, Economics, Bachelor of Arts; FGV - Brazil, Master of Business Administration; UCLA, Los Angeles, USA, Economics, Bachelor of Arts

Name
Michelle Braga

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Acquisitions Manager

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
For the past 16 years, Michelle Braga has developed extensive experience in retail, commercial and online sales and marketing. For more than five years, she has engaged in real estate investments ranging from absentee to tax delinquent properties, direct mail, off-market properties and property analysis. As a real estate professional, she has grown a large network of real estate agents, investors, contractors, appraisers, and title companies to purchase residential

properties and create equity for investors. Her real estate sales total more than $10 million with significant profits for investors.

Michelle brings these strengths to the multifamily sector: accelerate property acquisition, advanced investor engagement and investor relations.

Education
University of Central Florida, General Studies, Bachelor of Arts

Name
Rick Amos

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Operations Manager

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Rick Amos has engaged in numerous real estate projects representing more than $11 million in retail value. He has also developed partnerships with other firms that focus on foreclosures, mortgage loans, multi-family, warehouses as well as other rehab/resell and buy/hold projects. These contacts have more than 20 years of experience with more than 3,000 projects and combined retail value beyond $100 million. He is a certified Professional Leadership Coach with a focus on non-profit leadership development in Eastern Europe and Russia. He is the founder and director of two non-profit organizations. Rick has been married for 37 years and has four young-adult children.

Education
Duke University, Mechanical Engineering, Bachelor of Science;
University of Texas - Dallas School of Business, Organizational Behavior/Executive Coaching, Master of Science

Indemnification
Indemnification is authorized by the Company to directors, officers, or controlling persons acting in their professional capacity pursuant to South Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees in South Carolina.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Interests
Amount outstanding	none
Voting Rights	none
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Additional Subscriptions for Class A Interests would proportionally dilute currently outstanding Class A Interests.
Percentage ownership of the Company by the holders of such Securities	Upon closing of the Offering (and all concurrent sales made outside of the Offering) Class A Interests will possess 70% of the equity interests in the Company. See "The Offering and the Securities" for greater detail.

Type of security	Class B Interests
Amount outstanding	Three Members holding solely Class B Interests
Voting Rights	Class B Interests control all voting rights regarding governance of the Company.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The issuance of Class A Interests will dilute Class B Interests in the manner as described below.
Percentage ownership of the Company by the holders of such Securities	Class B Interests are fully issued; upon the date of this Form C, the Class B Interests possess 100% of the equity interests in the Company. Upon the closing of the Offering, the Class B Interests will possess 30% of the equity interests in the Company. See "The Offering and the Securities" for greater detail.

The Company has the no debt outstanding as of the date of this Form C. The Company has the following commitment for lending for the purchase of the Property, as follows:

Type of debt	Purchase Money Mortgage
Name of creditor	Bavex Lending
Amount outstanding	$7,500,000.00
Interest rate and payment schedule	4.90% with monthly interest-only payments
Amortization schedule	N/A
Describe any collateral or security	First Position Lien on Property
Maturity date	Five years
Other material terms	75% LTV, 2% origination fee, 6–12-month escrows, 6 months PITI, 5-year step down pre-payment penalty

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is 0.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is currently owned by a few people. Those people are George Belham, Michelle Braga, and Rick Amos, who all own Class B Interests.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
George Belham	51.0%
Michelle Braga	39.0%

Following the Offering, the Purchasers pursuant to this Offering and any purchasers of Class A Interests preceding or made concurrently with this Offering outside of this Offering will own in the aggregate 70.0% of the Company if the Maximum Amount is raised (considering all sources).

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary operational expenses consist of the following: travel to inspect potential purchases and legal fees and accounting fees. We do not anticipate generating revenue until after the closing of the purchase of the property, projected to be October 27, 2021.

The Company intends to improve profitability of the Property in the next 12 months by increasing occupancy and rental rates, supported by 1) improving management 2) improving marketing 3) renovating each unit and common areas and refreshing exterior facilities.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will provide the equity portion of the purchase of the Property, renovation of each unit and exterior, as well as funding for closing costs, reserves, and administration.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future other than as described in the Use of Funds.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 4,000 of Class A Interests in the Company for up to $4,000,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from Investors in an amount totaling the Minimum Amount by October 18, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential Investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $4,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

This Offering is being conducted concurrently pursuant to the Concurrent Offering (defined above) under Rule 506(c) of Regulation D of the Securities Act with sales solely to investors that qualify as an "accredited investor", as such term is defined in Rule 501 of Regulation D promulgated by the Commission under the Securities Act, of the Securities, pursuant to the same terms and conditions as this Offering. Regardless of the $100,000.00 minimum, the Company intends to close this offering and the Concurrent Offering when, and only if, an aggregate of $4,000,000 is raised between the two offerings.

Class A Interests are divided into two (2) sub-classes: Class A-1 and Class A-2. Whether an Investor purchases Class A-1 or Class A-2 Membership Interests will be determined by the total investment made by the Investor. The maximum number of Class A Interests, in any combination of Class A-1 Interests or Class A-2 Interests which may be issued is 4,000.

An Investor will be assigned Class A-1 Interests if the Investor's total purchase is less than $25,000; an Investor will be assigned Class A-2 Interests if the Investor's total purchase is $25,000 or greater.

Class A-1 Members will receive a preferred return representing a non-compounded, cumulative, per annum return of seven percent (7.0%) based on the Class A-1 Members' Unrecovered Capital Contribution (as defined in the Operating Agreement). Class A-2 Members will receive a preferred return representing a non-compounded, cumulative, per annum return of eight percent (8.0%) based on the Class A-2 Members' Unrecovered Capital Contribution.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with EquityDoor, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the closing of the Offering, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $1,000.00.

The Offering is being made through EquityDoor, LLC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
4.0% of the amount raised

Stock, Warrants and Other Compensation
None.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is Great American Holdings, LLC.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

At the closing of this Offering, the Company will have 4,000 Class A Interests outstanding.

Distributions
After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of the Securities or "Membership Interests." The Company's manager entity determines when and how distributions are made. Distributions are calculated by preferred returns calculated pro-rata of contributions paid quarterly.

In addition, the Company will distribute quarterly to each Member a Quarterly Estimated Tax Amount, intended to cover the estimated taxes reportable by the Member for such quarter.

Preferred Allocations and Distributions from Net Cash Flow
All distributions made to Class A Members will be based on a calendar year quarterly basis (January 1, April 1, July 1, October 1). Actual distributions will follow approximately forty-five (45) days following the conclusion of the calendar quarter.

Following the close of the Offering, the Net Cash Flow shall be allocated and distributed as follows:

(a)   **Class A Return of Capital:** First, 100% to the Members holding Class A-1 and Class A-2 Membership Interests until distributions to such Members of Net Cash Flow on a cumulative basis pursuant to this clause (a) equal each such Member's Capital Contributions with respect to the Class A Membership Interests;

(b)   **Class A-1 Preferred Return:** Second, 100% to the Members holding Class A-1 and Class A-2 Membership Interests until distributions to each such Member of Net Cash Flow on a cumulative basis pursuant to this clause (b) equal the Class A-1 Preferred Return;

(c)   **Class A-2 Preferred Return:** Third, 100% to the Members holding Class A-2 Membership Interests until distributions to each such Member of Net Cash Flow on a cumulative basis pursuant to this clause (c) equal the Class A-2 Preferred Return;

(d)   **Catch-up:** Fourth, 100% to the Class B Members until the Class B Members have received cumulative distributions with respect to such Members of Net Cash Flow pursuant to this schedule of distributions equal to 30% of the cumulative amount of distributions made or being made to (i) the Class A Members pursuant to paragraphs (a) through (c) above; and

(e)   **Incentive Split:** Finally, any balance, (i) 70% to the Members holding Class A Member Interests and (ii) 30% to the Class B Members.

Allocations and Distributions From Capital Transaction Event

Following the close of the Offering, the Net Capital Proceeds from a Capital Transaction Event shall be allocated and distributed in the same manner as Preferred Allocations and Distributions from Net Cash Flow.

Allocation of Non-Core Revenue

Following the close of the Offering, Non-Core Revenue may be distributed to the Members. In the event of distribution, no Preferred Return shall apply to Non-Core Revenue and distributions shall be 70% to Class A Members in proportion to their respective Class A Interests and 30% to Class B Members in proportion to their respective Class B Interests.

Losses

Participation of losses of the Company shall be allocated 70% to Class A Members in proportion to their respective Class A Interests and 30% to Class B Members in proportion to their respective Class B Interests.

Allocations

To determine how the economic gains and losses of the Company will be shared, the Operating Agreement allocates net income or loss to each Member's Capital Account. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the Members in a manner consistent with the manner in which distributions will be made to the Members.

Capital Contributions

The holders of Membership Interests are not required to make additional capital contributions following the Offering to the Company.

Transfer

Holders of Membership Interests will be able to transfer their Membership Interests with the approval of the Company. All transfers of Membership Interests are subject to state and federal securities laws.

Withdrawal

A Member is not permitted to withdraw from the Company, and the Company is not required to make payments to a holder of Membership Interests upon such holder's withdrawal from the Company due to death, disability, bankruptcy, or any other event.

Voting and Control

The Securities have no voting rights. Class B Interests, held by the initial members, hold all voting rights.

The Operating Agreement of the Company controls all matters regarding voting and rights among Members or with the Company.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

The Operating Agreement provides that the Securities may not be transferred except as provided in the Operating Agreement.

An Investor may transfer the Class A Interests to (i) any Affiliate of such Member, or (ii) a living or revocable trust for the benefit of the Member or such Member's Immediate Family (as defined in the Operating Agreement) so long as the transferring Member is the sole trustee of such trust

The Operating Agreement provides that the Securities are subject to a right of first refusal in favor of the Company upon a bona fide intention to transfer the Securities, at the price offered by a third-party.

Other Material Terms

Manager Compensation and Arrangements with Affiliates of the Manager.
The Manager or its Affiliates (as defined in the Operating Agreement) shall be entitled to receive fees and other compensation as follows:

(a)   Acquisition Fee. The Manager shall be entitled to means a one-time acquisition fee of three percent (3%) of the purchase price of the Property, which shall be paid to the Manager at closing of the purchase of each Property.

(b)   Asset Management Fee. The Manager shall be entitled to payment of an asset management fee of two percent (2%) of gross revenue of the Company, paid to Manager monthly.

(c)   Capital Transaction Fee. The Manager shall be entitled to a fee paid at the sale or re-finance of the Property representing 1% of the sales price of the Property or 1% of the new loan amount, in case of a refinance.

(d)   Property Management Fee. The Manager shall be entitled to engage an unaffiliated third-party property management company as the Property Manager, which shall be paid a property management fee at or below prevailing market rates not exceeding an annualized rate of five percent (5%) of effective gross revenue. The Company will also reimburse the Property Manager for maintenance costs, janitorial costs, and other expenses incurred with respect to the Property.

TAX MATTERS

Introduction
The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a potential purchaser of an Interest in the Company. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective Investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that Investor of such an investment based on that Investor's particular facts and circumstances.

This discussion assumes that Members hold their Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member in light of the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any particular Member or (iii) the special tax rules that may apply to certain Members, including, without limitation:

- insurance companies;
- tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt Members" below);
- financial institutions or broker-dealers;
- Non-U.S. holders (as defined below);
- U.S. expatriates;
- subchapter S corporations;
- U.S. holders whose functional currency is not the U.S. dollar;
- regulated investment companies and REITs;
- trusts and estates;
- persons subject to the alternative minimum tax provisions of the Code; and
- persons holding our Interests through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Manager has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A Member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential Investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of this Form C.   No assurance can be given that changes in existing laws

or regulations or their interpretation will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Manager believes that interests in the Company will not be traded on an established securities market. The Manager also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

Code section 7704(c) provides an exception from treatment as a publicly traded partnership for partnerships 90% or more of the income of which is certain passive-type income, including interest, dividend and capital gain income from the disposition of property held to produce dividend or interest income. While the Company expects to meet this test, no assurance can be given that the Company will satisfy this requirement in each year.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a publicly traded partnership under Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. The Offering of Interests will not be registered under the Securities Act. Generally, an entity that owns Interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100-partner limitation. The Company may not comply with this safe harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of Interests that may cause Interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

Assuming the Company is classified as a partnership and not as an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Manager believes that the allocations provided by the Operating Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution or which are distributions of previously taxed income or gain, to the extent they do not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the Interests by the amount distributed or withdrawn. Cash distributed to a Member in excess of the basis in his Interest is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

Taxation of Interests - Limitations on Losses and Deductions

The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions. To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income; i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters. Under the tax shelter reporting Regulations, if the Company engages in a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes

Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our Securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Securities.

Taxation of Interests - Other Taxes

The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below). Each prospective Investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective Investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits

Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Company items.

State and Local Taxation

In addition to the federal income tax consequences described above, prospective Investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with

respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure to "Opt-out" of a Reliance Opinion

Pursuant to IRS Circular No. 230, Investors should be advised that this Form C was not intended or written to be used, and it cannot be used by an Investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C was written to support the private offering of the Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members

Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts (IRAs), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. An exempt organization's share of the income or gains of the Company which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS. No attempt is made herein to deal with all of the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member. Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on Members will vary with the particular circumstances of each Investor and, in reviewing this Form C and any exhibits hereto, these matters should be considered. Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances. In no event will the Manager or its Managers, principals, affiliates, members, officers, counsel or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues

A Purchaser (and each employee, representative, or other agent of the Investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the Investor relating to such tax treatment and tax structure.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Manager Compensation and Arrangements with Affiliates of the Manager. The Manager or its Affiliates (as defined in the Operating Agreement) shall be entitled to receive fees and other compensation as follows:

(a)   Acquisition Fee. The Manager shall be entitled to means a one-time acquisition fee of three percent (3%) of the purchase price of the Property, which shall be paid to the Manager at closing of the purchase of each Property.

(b)   Asset Management Fee. The Manager shall be entitled to payment of an asset management fee of two percent (2%) of gross revenue of the Company, paid to Manager monthly.

(c)   Capital Transaction Fee. The Manager shall be entitled to a fee paid at the sale or re-finance of the Property representing 1% of the sales price of the Property or 1% of the new loan amount, in case of a refinance.

(d)   Property Management Fee. The Manager shall be entitled to engage an unaffiliated third-party property management company as the Property Manager, which shall be paid a property management fee at or below prevailing market rates not exceeding an annualized rate of five percent (5%) of effective gross revenue. The Company will also reimburse the Property Manager for maintenance costs, janitorial costs, and other expenses incurred with respect to the Property.

Conflicts of Interest

The Company is subject to various conflicts of interest arising out of its relationship with the Manager. None of the agreements and arrangements between the Company and the Manager, including those relating to compensation, resulted from arm's length negotiations. In addition, no assurances can be made that other conflicts of interest will not arise in the future. These conflicts of interest include, but are not limited to, the following:

Receipt of Acquisition Fee by the Manager

The Manager shall be entitled to means a one-time acquisition fee of three percent (3%) of the purchase price of the Property, which shall be paid to the Manager at closing of the purchase of each Property. Such Acquisition Fee is intended to compensate the Manager for its services and was not negotiated on an arm's length basis. Since absent the existence of an Acquisition Fee, Members might receive a higher rate of return, the interests of the Manager and the Investors are adverse in this respect.

Receipt of Asset Management Fee by the Manager

The Manager shall be entitled to payment of an asset management fee of two percent (2%) of gross revenue of the Company, paid to Manager monthly. Such Asset Management Fee is intended to compensate the Manager for its services and was not negotiated on an arm's length basis. Since absent the existence of an Asset Management Fee, Members might receive a higher rate of return, the interests of the Manager and the Investors are adverse in this respect.

Receipt of Capital Transaction Fee by the Manager

The Manager shall be entitled to a fee paid at the sale or re-finance of the Property representing 1% of the sales price of the Property or 1% of the new loan amount, in case of a refinance. Such Capital Transaction Fee is intended to compensate the Manager for its services and was not negotiated on an arm's length basis. Since absent the existence of a Capital Transaction Fee, Members might receive a higher rate of return, the interests of the Manager and the Investors are adverse in this respect.

Receipt of Other Asset Level Fees by the Manager and its Affiliates

The Manager and/or its affiliates may charge reasonable, market-based loan origination, extension, processing, underwriting, and inspection fees in connection with services provided in connection with the business of the Company. All fees and compensation paid to affiliates shall be market-based and commercially reasonable at all times.

Class B Interests Additional Compensation (Incentive Split)

Since the Members holding Class B Interests will receive substantial additional compensation once Members holding Class A Interests have received their Preferred Return, the Manager, which is controlled by the Class B Members, may have incentive to take greater risks that it might believe would produce a greater return, a portion of which the Members holding Class B Interests would keep. Since this potential additional return might result in additional risk and exposure, the interests of the Members holding Class B Interests, the Manager, and the Investors may be adverse in this respect. The potential additional return may also encourage the Manager to cause the Company to make distributions when it might otherwise reinvest in the Property.

Competition by the Company with Other Affiliated Companies

The Manager and its members may engage for their own accounts or for the accounts of others in other business ventures, including other public or private limited partnerships or limited liability companies. Neither the Company nor any holder of a Class A Interest issued by the Company is entitled to an interest therein. The Manager's members may invest in real estate or other activities similar to those of the Company for their own accounts, and expect to continue to do so. The Company's investment objectives may differ substantially from those of additional real estate investment programs sponsored by the Manager of the Members holding Class B Interests.

Other Investments

Personnel of the Manager and its respective Affiliates involved in managing and executing responsibilities of the Manager may have investments in other entities or accounts and real estate interests sponsored by or affiliated with the Manager as well as investments in non-affiliates. The performance of and financial returns on such other investments may be at odds with those of the Company.

Diverse Membership

The Investors may include taxable and tax-exempt persons and entities and may include persons or entities organized in various jurisdictions including foreign investors. As a result, conflicts of interest may arise in connection with decisions made by the Manager that may be more beneficial for one type of Member than for another type of Member. In addition, the Manager may make decisions that may have a negative impact on other investments made by certain Investors in separate transactions. The Manager will consider the investment objectives of the Company as a whole, not the investment, tax, or other objectives of any Member individually.

Broker/Dealer Representatives may receive Compensation

In connection with this Offering, the Manager may employ one or more licensed Broker/Dealer and/or Registered Investment Advisors ("RIA") or Intermediaries to locate interested Investors. Therefore, it may be in a Broker/Dealer and/or RIA's and/or Intermediary's best interest to sell the Class A Interests to Investors, and that Broker/Dealer and/or RIA and/or Intermediary may potentially not have the Investor's best interests in mind.

Lack of Separate Representation

The Manager and Company are not represented by separate counsel. The attorneys and other experts who have prepared the documents for this Offering also perform other services for the Manager. This representation may continue.

Manager Controlled by Members

The Manager is controlled by the Members holding Class B Interests of the Company. Furthermore, while the Manager in its capacity as Manager is obligated to consider the interests of the Members as a whole, the Manager may vote in its capacity as a Member without considering the interests of the other Members. The interests of the Manager in its capacity as a Member may be adverse to the interests of other Members.

Indemnification

Pursuant to the Operating Agreement, the Company will indemnify its Manager and any of its Affiliates, agents, or attorneys from any action, claim, or liability arising from any act or omission made in good faith and in performance of its duties under the Operating Agreement. If the Company becomes obligated to make such payments, such indemnification costs would be paid from funds that would otherwise be available to distribute to Investors. To the extent these indemnification provisions protect the Manager and its Affiliates, agents, or attorneys at the cost of the Investors in the Company, a conflict of interest may exist.

Other Services or Potential Compensation

The Company may engage Affiliates of the Manager to perform services for and on behalf of the Company and the Company may, in connection with such services, pay to such Affiliates brokerage commissions and fees, property management fees, and other compensation. Affiliates of the Company may receive commissions or fees from unrelated third parties with whom the Company is purchasing or selling a real property asset or engaging in another transaction and, that in such event, such Affiliate may have a potentially conflicting division of loyalties and responsibilities regarding the Company and the other parties to the transaction.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/George Belham
(Signature)

George Belham
(Name)

President, Great American Holdings LLC
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/George Belham
(Signature)

George Belham
(Name)

President, Great American Holdings LLC
(Title)

(Date)

/s/Michelle Braga
(Signature)

Michelle Braga
(Name)

Acquisitions Manager
(Title)

(Date)

/s/Richard G. Amos Jr.
(Signature)

Richard G. Amos Jr.
(Name)

Operations Manager, Great American Holdings LLC
(Title)

(Date)

Instructions.
1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, George Belham, being the founder of College Pointe LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2020, and the related noted to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/George Belham
(Signature)

George Belham
(Name)

President, Great American Holdings LLC
(Title)

(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Contract for purchase of the Property
Exhibit C   Commitment for financing of the purchase of the Property

EXHIBIT A

Financial Statements

COLLEGE POINTE LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

AUGUST 31, 2021

	2021
Cash flows from Operating Activities	
Net income	$ 0
Net Cash Provided By Operating Activities:	$ 0
Cash flows from Investing Activities	$ 0
None	
Net Cash used in investing activities:	$ 0
Cash flows from financing activities	
Member distribution	$ 0
LLC asset contribution	$ 0
Member loan proceeds/(repayment)	$ 0
Net cash received from financing activities:	$ 0
Net (decrease) increase in cash and cash equivalents	$ 0
Cash and cash equivalents at beginning of period	$ 0
Cash and cash equivalents at end of period:	$ 0

EXHIBIT B

Contract for purchase of the Property

PURCHASE AND SALE AGREEMENT
1200 College Pointe Lane
Spartanburg, South Carolina 29303

THIS PURCHASE AND SALE AGREEMENT (this "Agreement") dated as of the 11th day of August, 2021 (the "Effective Date"), is made by and between **Upstate Property Rentals, LLC, a South Carolina limited liability company** ("Seller"), and **Great American Holdings, LLC, and/or its assigns** ("Purchaser").

RECITALS:

WHEREAS, Seller desires to sell the real and personal property located at **1200 College Pointe Lane, Spartanburg, SC 29303**, and Purchaser desires to purchase from Seller such real and personal property; and

WHEREAS, Seller and Purchaser, intending to be bound by this Agreement, desire to set forth herein the terms, conditions and agreements under and by which Seller shall sell and Purchaser shall purchase the real and personal property.

NOW THEREFORE, in consideration of the promises contained herein, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. **THE PROPERTY.**

1.1 Agreement to Convey. Subject to the terms and conditions of this Agreement, Seller hereby agrees to sell, assign, transfer and convey, and Purchaser hereby agrees to purchase and acquire, all of Seller's right, title and interest in and to each of the following (collectively the "Property")

1.1.1 The real property, located at 1200 College Pointe Lane, Spartanburg, SC 29303, and as legally described on Exhibit A attached hereto and made a part hereof (collectively the "Real Property"), together with the buildings and improvements thereon (collectively the "Improvements"), and all right, title and interest of Seller in and to appurtenances of such Real Property, including easements or rights-of-way relating thereto, and, without warranty, all right, title and interest of Seller in and to the land lying within any street or roadway adjoining the Real Property or any vacated or hereafter vacated street or alley adjoining said Real Property;

1.1.2 All fixtures, furniture, equipment, and other tangible personal property, if any, owned by such Seller (the "Personal Property") presently located on such Real Property, but excluding any items of personal property owned by tenants, any managing agent, or others, and, if the Personal Property includes computer hardware, any software installed therein;

1.1.3 All of Seller's interest, as landlord, in the "Leases," being all leases of the Improvements, all leases which may be made by any Seller after the date hereof and before Closing as permitted by this Agreement, including all amendments thereto;

1.1.4 All of the following items, to the extent assignable and without representation or warranty (the "Intangible Personal Property"): (A) licenses and permits relating to the operation of the Property, (B) the right to use on a non-exclusive basis the name of the property (if any) in

APS RA

connection with the Property, (C) the right to use on a non-exclusive basis the marks identifying the Property, (D) all rights of Seller as declarant under any declaration affecting the Property, and (E) if still in effect, all warranties received by Seller from any contractor, manufacturer or other person in connection with the operation of the Property (provided, however, that Seller shall retain a non-exclusive right in and to all of such guaranties and warranties).

2. PURCHASE PRICE AND DEPOSIT.

2.1   Purchase Price. The purchase price for the Property (the "Purchase Price") is Ten Million and 00/100 U.S. Dollars ($10,000,000.00). Purchaser shall pay to Seller the Purchase Price on or before the Date of Closing.

2.2   Deposit.

2.2.1   Within five (5) Business Days of the Effective Date of this Agreement, Purchaser shall, by federal wire transfer or certified check, deposit the sum of One Hundred Thousand and 00/100 U.S. Dollars ($100,000.00) (the "Deposit") into the escrow account of Gary L. Compton, Attorney at Law (the "Escrow Agent"). Fifteen Thousand and 00/100 U.S. Dollars ($15,000.00) of the Deposit shall be considered non-refundable at the execution of this Agreement (the "No Refund Portion"). The Deposit shall be held by Escrow Agent during the Due Diligence Period. If this Agreement is not terminated by Purchaser, the Deposit shall be credited towards the Purchase Price paid at Closing. Notwithstanding the foregoing, if Purchaser terminates this Agreement pursuant to Section 3 because the Title Company (defined hereinafter) is unable to issue a title policy to Purchaser insuring marketable title or Purchaser discovers recognized environmental concerns that Seller is not willing to remedy, Purchaser shall be entitled to the return of the Deposit including the No Refund Portion.

3. DUE DILIGENCE PERIOD.

3.1   Due Diligence Period. Commencing on the day following the Effective Date, Purchaser shall have forty-five (45) days (the "Due Diligence Period"), in which to conduct the inspections and studies described in this Section 3 to determine if the Property is suitable for its purposes. After the Effective Date, Purchaser shall be permitted to commence with its inspections as described in Section 3.2 below. If Purchaser determines, in its sole discretion, before the expiration of the Due Diligence Period (including any extension thereof) that the Property is unacceptable for Purchaser's purposes, Purchaser shall have the right to terminate this Agreement by giving Seller notice of termination before the expiration of the Due Diligence Period (including any extension thereof) and Escrow Agent shall refund the Deposit less the No Refund Portion (the "Refundable Deposit") to Purchaser, and neither party shall have any further rights or liabilities hereunder except for those provisions which expressly survive the termination of this Agreement.

3.2   Inspections and Approvals. Seller agrees that, during from the Effective Date until the Date of Closing, Seller shall permit Purchaser and Purchaser's representatives access to the Property upon reasonable notice for purposes of conducting physical and environmental inspections of the Property to properly inspect the Property. Such inspections shall include, but not be limited to environmental testing, structural inspections, roof inspections, and inspections of the interior of the building located at the Property. Purchaser and Purchaser's agents shall have, and provided to Purchaser evidence of, adequate

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insurance for loss, injury, or damage caused by the actions of Purchaser or Purchaser's agent during any inspection.

3.3 **Inspection of Documents.** Within three (3) days of the Effective Date, Seller shall deliver or cause to be delivered to Purchaser the following if the following items exist and are in Seller's possession (the "Property Information"):

3.3.1 **Reports.** A true and correct copy of all third-party reports, including, but not limited to appraisals, existing owner's title insurance policy, engineering, geologic reports, environmental studies and reports, surveys, plans and specifications for the Property and all certificates of occupancy in the improvements on the Property, and all architectural reports, blueprints, roof reports, life safety system reports, reports regarding compliance with Americans with Disabilities Act ("ADA"), and all other reports or studies relating to the Property;

3.3.2 **Approvals.** Copies of all approvals required in connection with the ownership, operation and maintenance of the Property, together with copies of any currently pending applications for any renewals of existing, or for any new, approvals;

3.3.3 **Contracts.** Copies of all of the Contracts (defined in Section 3.5, below), affecting or pertaining to the Property, together with all amendments and modifications thereto; and

3.3.4 **Warranties and Guaranties.** Copies of all warranties in effect with respect the Property, including, but not limited to, all HVAC and roof warranties.

3.3.5 **Leases.** Copies of all Leases (parental guarantees, etc.) affecting the Property.

3.3.6 **Financial Records.** Copies of last three years (if applicable) corporate/individual tax returns (if held in a single asset entity) and 3 years worth of detailed profit and loss statements for the Property.

3.3.7 **Rent Roll.** A current rent roll for the Property.

3.3.8 **Property Insurance.** Any and all property insurance information, including all claims (if any).

3.3.9 **Other Documents.** Any other documents held by the Seller relating to the Property.

3.4 **Title and Survey.**

3.4.1 Purchaser shall obtain a title commitment (the "Title Commitment") from a title company selected by Purchaser (the "Title Company"), to issue a marketability owner's policy of title insurance, for the benefit of the Purchaser, insuring the Property together with copies of all items shown as exceptions to title therein. Purchaser may obtain a survey covering the Property (the "Survey").

3.4.2 Prior to the expiration of the Due Diligence Period, Purchaser shall provide Seller with a copy of the Title Commitment, and if Purchaser so elects, written notice to Seller

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("Title/Survey Notice") of any matters affecting or relating to title to the Property (the "Title Objections"), or matters shown on the Survey (the "Survey Objections"), which are not satisfactory to Purchaser.

In the event that Purchaser provides Seller with a Title/Survey Notice, then Seller shall have five (5) business days from the date on which Seller receives a Title/Survey Notice (the "Title/Survey Objection Response Period") to inform Purchaser of which Title Objections and Survey Objections identified in the Title/Survey Notice Seller agrees to cure to the reasonable satisfaction of Purchaser on or prior to the Date of Closing. In the event that Seller does not agree to cure the Title Objections or Survey Objections prior to the end of the Title/Survey Objection Response Period, then Purchaser shall have five (5) business days in which to elect, in its sole and absolute discretion, to either: (a) terminate this Agreement and demand and immediately receive the Refundable Deposit, in which event neither party shall thereafter have any further rights, obligations or liability hereunder except as provided herein; or (b) waive such Title Objections and/or Survey Objections and proceed to Closing with such matter or matters added to, and made a part of, the Permitted Exceptions (as defined in Section 3.6). If Seller fails to cure any Title Objections or Survey Objections prior to the Date of Closing that it has given Purchaser notice that it intends to cure, Purchaser shall be entitled to the remedies set forth in Section 7.2 below.

Any exceptions listed in the Title Commitment to which Purchaser did not object or approve on or before the expiration of the Due Diligence Period shall be deemed to be Permitted Exceptions; provided, however, if an exception appears of record between the issuance of the Title Commitment and the Date of Closing (hereinafter defined), Purchaser shall have the same review and objection rights as to the new exceptions. Notwithstanding the foregoing, regardless of whether objected to by Purchaser in a Title/Survey Notice, Seller shall remove, at Seller's sole cost and expense, on or prior to the Date of Closing the following (the "Objections Requiring Cure"): (i) the lien of the mortgages or deeds of trust given by Seller; (ii) any monetary lien or encumbrance affecting any Property or any part thereof and created by, though, or under Seller; (iii) any lien arising as a result of delinquent taxes or assessments; and (iv) any encumbrance created by, through or under Seller after the Effective Date without Purchaser's written consent.

3.5   Contracts. Before the Closing Date, Purchaser shall notify Seller in writing as to which of the Contracts, if any, Purchaser elects not to assume at Closing (the "Rejected Contracts"). Any Contract that is not rejected by Purchaser in writing to Seller before the Date of Closing shall be deemed as being a Contract that is assumed by the Purchaser. As used herein, the term "Contracts" shall mean all service, maintenance, supply, management, leasing, brokerage or other contracts relating to the operation of the Property, and all other such contracts or agreements in effect as of the Effective Date. Seller shall be solely responsible for any expense incurred as a result of the termination of any Contract which is a Rejected Contract. Purchaser shall have no liability under any Contract for periods prior to the Date of Closing or with respect to any Contract which is not disclosed by Seller or assumed by Purchaser, and Seller hereby agrees to indemnify and hold Purchaser harmless from and against any and all claims, damages, liabilities, obligations, costs or expenses (including reasonable attorneys' fees) incurred by Purchaser and arising out of any Contract for periods prior to the Date of Closing, related to any Contract which has not been disclosed to Purchaser or related to any Contract that is not assumed by Purchaser. The foregoing

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indemnification obligation of Seller shall survive recordation of the Deed (as hereinafter defined) and the Closing hereunder.

3.6 Permitted Exceptions. In addition to Contracts that are not Rejected Contracts, Purchaser shall accept title to the Property, subject only to the following exceptions (the "Permitted Exceptions"):

3.6.1 Those matters affecting or relating to the title to, or the survey of, the Property: (a) to the extent shown in the Title Commitment or on the Survey, and which were not included in a Title/Survey Notice given by Purchaser unless they are Objections Requiring Cure; (b) which were included in a Title/Survey Notice, but for which Purchaser has, at Purchaser's sole option waived the cure thereof; or (c) which Purchaser has otherwise approved in writing.

4. REPRESENTATIONS AND WARRANTIES.

4.1 By Seller. Seller represents and warrants to Purchaser, which representations and warranties shall be deemed made by Seller to Purchaser as of the Effective Date and also as of the Closing Date:

4.1.1 Title. Seller owns the Property.

4.1.2 Organization. Seller is a limited liability company(s), duly formed and validly existing under and by virtue of the laws of the State of South Carolina. Seller has the power, right and authority to enter into and perform all of the obligations required of Seller under this Agreement and the instruments and documents referenced herein, and to consummate the transaction contemplated hereby.

4.1.3 Requisite Action. Seller has taken all requisite action and obtained all requisite consents, releases and permissions in connection with entering into this Agreement and the instruments and documents referenced herein or required under any covenant, agreement, encumbrance, law or regulation with respect to the obligations required hereunder, and no consent of any other party is required for the performance by Seller of its obligations hereunder.

4.1.4 Authorization. This Agreement is, and all agreements, instruments and documents to be executed and delivered by Seller pursuant to this Agreement shall be, duly authorized, executed and delivered by Seller. This Agreement is, and all agreements, instruments and documents to be executed and delivered by Seller pursuant to this Agreement shall be, valid and legally binding upon Seller and enforceable in accordance with their respective terms.

4.1.5 No Violation of Agreements. The execution and performance of this Agreement, and the consummation of the transactions contemplated hereby will not and does not violate any provision of any agreement, instrument, order, judgment or decree to which either Seller is a party or by which it or any of its assets is bound.

4.1.6 Leases. Leases with tenants at the Property are in full force and effect and there is no existing or threatened default by Seller or to Seller's actual knowledge, any tenant under the

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Leases. The copies of the Leases provided by Seller under Section 3.3 above are true, complete and correct in all material respects. Seller shall assign such Leases to Purchaser at Closing.

4.1.7   Condemnation. To Seller's actual knowledge, there are no existing, pending, or threatened condemnation proceedings affecting the Property (or any portion thereof).

4.1.8   Hazardous Materials.   Seller has no knowledge of any violation of applicable environmental laws affecting the Property or the presence of hazardous materials on or under the Property.

4.1.9   FIRPTA. Seller is not a foreign corporation, foreign partnership, foreign trust, or foreign estate, or non-resident alien pursuant to Section 1445 of the Internal Revenue Code.

4.1.10   Liens and other Claims. No lien, other than a lien for real estate taxes not yet due and payable or a mortgage that will be satisfied as part of Closing, encumbers or affects title to the Property. Seller has not received notice of, nor, to the best of Seller's knowledge, is Seller aware of any claim, action, litigation, or other proceeding pending or threatened against Seller which relates to the Property or the transactions contemplated hereby or which could result in the imposition of a lien against the Property or an action against Purchaser. Seller has not received any notice of violation of any building, zoning, environmental or other governmental statute, ordinance, or regulation pertaining to the Property, which breach or violation has not been cured by Seller. There are no proffers or other agreements with any governmental authority or other party, which creates any obligation with respect to the Property. If Seller receives notice of any such claim or proceeding prior to the Closing, Seller shall promptly notify Purchaser in writing.

4.1.11   Management or Brokerage Agreements. Seller warrants that there are no management or brokerage agreements other than an agreement outside this Agreement to pay Furman Capital Advisors/NAI Earle Furman ("Seller's Broker") a commission at Closing. The Seller is responsible for paying the commission due to the Seller's Broker.

4.1.12   Payment for Work. To Seller's actual knowledge, no work has been performed, or labor or materials supplied, at or on the Property, or in connection with the construction, maintenance, rehabilitation or alteration of the Property or any of the improvements on the Property, for which payment has not been paid in full, and no contractor, subcontractor or other party has any claim for payment of any of the same or the right to place a lien against the Property therefor.

4.1.13   Personal Property. Unless otherwise disclosed in writing by Seller to Purchaser, all Personal Property is owned free and clear by Seller and shall be conveyed to Purchaser at Closing.

4.1.14   Condition. From the Effective Date through Date of Closing, Seller will operate and maintain the Property in generally the same condition and shall do the following:

(a)   Insurance. Keep the Property insured, in an amount sufficient to satisfy any co-insurance requirement or stipulation, against fire and other hazards covered by extended coverage endorsement.

(b)   Operation. Make all necessary repairs and/or replacements in connection with any damage to the Property and deliver the Property to Purchaser at Closing in the condition existing as of the Effective Date, reasonable wear

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and tear excepted. Seller shall pay all bills and other invoices and expenses relating to the Property, as and when the same become due.

(c) **Notices.** Provide to Purchaser, immediately upon the receipt thereof, any and all notices in any manner relating to the Property received by Seller or its agents or representatives.

(d) **Compliance with Law.** Take all actions necessary to ensure that the Property is in compliance with all applicable laws, orders, rules and regulations applicable to the Property and the operation thereof.

(e) **New Contracts.** Not, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed), enter into any new Contract or lease affecting the Property or the maintenance, repair or operation thereof. Notwithstanding the foregoing, Seller is permitted to enter into residential leases without the consent of Purchaser on same or similar terms as current leases.

4.1.15 **Rent Roll and Operating Statement.** The rent roll and operating statements provided by Seller pursuant to Section 3.3 above are true, correct and complete in all material respects as of the date thereof. The operating statements delivered by Seller to Purchaser were prepared by or for Seller in the ordinary course of its business in the same manner as it prepares or obtains such reports for its other properties and are used and relied upon by Seller in connection with its operation of the Property for the period indicated.

4.1.16 **Contracts.** To Seller's knowledge, the Contracts delivered to Purchaser as part of the Property Information are all of the Contracts affecting the Property and are true, correct, and complete in all material respects as of the date of its delivery. To Seller's knowledge, neither Seller, nor any other party, is in material default under any Contract.

4.2 **By Purchaser.** Purchaser represents and warrants to Seller which representations and warranties shall be deemed made by Purchaser to Seller as of the Effective Date and also as of the Closing Date:

4.2.1 **Organization.** Subject to the provisions herein Purchaser has the power, right and authority to enter into and perform all of the obligations required of Purchaser under this Agreement and the instruments and documents referenced herein, and to consummate the transaction.

4.2.2 **Requisite Action.** Subject to the provisions herein, Purchaser has taken all requisite action and obtained all requisite consents, releases and permissions in connection with entering into this Agreement and the instruments and documents referenced herein or required under any covenant, agreement, encumbrance, law or regulation with respect to the obligations required hereunder, and no consent of any other party is required for the performance by Purchaser of its obligations hereunder.

4.2.3 **Authorization.** This Agreement is, and all agreements, instruments and documents to be executed and delivered by Purchaser pursuant to this Agreement shall be, duly authorized, executed and delivered by Purchaser. This Agreement is, and all agreements, instruments and documents

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to be executed and delivered by Purchaser pursuant to this Agreement shall be, valid and legally binding upon Purchaser and enforceable in accordance with their respective terms.

4.2.4   No Violation of Agreements. The execution, delivery and performance of this Agreement does not, and the consummation of the transactions contemplated hereby will not, violate any provision of the articles of organization or operating agreement of Purchaser, or any provision of any agreement, instrument, order, judgment or decree to which either Purchaser is a party or by which it or any of its assets is bound.

4.2.5   Bankruptcy. Purchaser (i) is not in receivership or dissolution, (ii) has not made an assignment for the benefit of creditors or admitted in writing its inability to pay its debts as they mature, (iii) has not been adjudicated a bankrupt or filed a petition in voluntary bankruptcy or a petition under the Federal bankruptcy law and no such petition has been filed against Purchaser.

4.3   Brokers. Seller and Purchaser each represents to the other that it has had no dealings, negotiations, or consultations with any broker, representative, employee, agent or other intermediary in connection with the sale of the Property, except for Purchaser's Broker and Seller's Broker. The Purchaser shall pay the commission due to the Purchaser's and Seller's Broker at Closing pursuant to a separate agreement.

4.4   Survivability. All of the representations of Seller and Purchaser made in this Agreement and in any other instrument or agreement entered into in connection herewith, and any indemnity obligations of Seller contained in this Agreement, shall survive recordation of the Deed and Closing hereunder for a period of six (6) months, but no further.

5.   CLOSING AND ESCROW.

5.1   Conditions Precedent to Closing. The obligation of Purchaser to consummate the conveyance of the Property hereunder is subject to the full and complete satisfaction of each of the following conditions precedent:

5.1.1   There shall not have been filed by or against Seller at any time prior to or on the Date of Closing any bankruptcy, reorganization or receiver petition.

5.1.2   (a) Title to the Property shall be insurable by the Title Company (the "Title Policy"), and with such endorsements as Purchaser shall require at the Title Company's standard rates and form, without exceptions of any type or kind except the Permitted Exceptions; and (b) the Title Company shall be committed to issue to Purchaser the Title Policy, immediately upon Closing.

5.1.3   Seller shall have kept in full force and effect with respect to the Property the policies of insurance in effect at the Effective Date of this Agreement.

5.1.4   The Property shall be in the same condition that it was in on the Effective Date, reasonable wear and tear excepted.

5.1.5   Seller shall not have entered into any new Contracts nor modified or terminated any of the Assumed Contracts or the existing Leases, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, provided that, notwithstanding the foregoing.

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Seller shall be permitted to continue to negotiate and enter into Leases at market rents all within its ordinary course of business.

        5.1.6   Seller shall have complied with all laws, rules, regulations, ordinances, judgments, statutes or orders relating to the ownership, operation and maintenance of the Property.

        5.2   Closing. Subject to satisfaction of all conditions described in Section 5.1 above, recordation of the Deed (defined in Section 5.3.1, below), payment of the Purchase Price and the closing hereunder (the "Closing") will take place Thirty (30) days after the completion of the Due Diligence Period (the "Date of Closing"). Closing shall occur on the Date of Closing and shall be conducted by Purchaser's counsel (see Section 8 hereof), by mail or at such other time and place as may be mutually agreed to in writing by Seller and Purchaser.

        5.3   Seller's Deliveries to Purchaser at Closing:

        5.3.1   Duly executed and acknowledged special warranty deed in form acceptable to the Purchaser and Title Company for recordation, and assigning good and marketable title to the Property subject only to the Permitted Exceptions (the "Deed");

        5.3.2   An Affidavit meeting the requirements of Section 1445 of the Internal Revenue Code, executed and sworn to by Seller, confirming that Seller is not a foreign corporation, foreign partnership, foreign trust, or foreign estate, or non-resident alien for purposes of US income taxation, pursuant to Section 1445 of the Internal Revenue Code;

        5.3.3   Evidence authorizing consummation by Seller of the sale transaction contemplated herein and the execution and delivery of the closing documents on behalf of the Seller;

        5.3.4   Original versions of all of the Assumed Contracts relating to the Property which Purchaser has elected to assume pursuant to the terms hereof;

        5.3.5   An "owner's affidavit", in form reasonably acceptable to Purchaser and the Title Company and sufficient for the Title Company to delete any exceptions for (a) liens arising from work at the Property which is the responsibility of Seller hereunder, (b) parties in possession (except tenants pursuant to the Leases), and, (c) matters not shown in the public records;

        5.3.6   An executed closing statement (the "Closing Statement");

        5.3.7   An executed assignment and bill of sale (the "Bill of Sale and Assignment of Leases") assigning to Purchaser all of Seller's right, title and interest in and to the Leases, the Assumed Contracts, the Personal Property and the Intangible Personal Property in form reasonably acceptable to Purchaser, conveying same free and clear of all liens and encumbrances;

        5.3.8   A certification by Seller reasonably acceptable to Purchaser, certifying for the benefit of Purchaser that the representations and warranties made in Section 4.1 hereof are true and accurate on the Date of Closing as if then made and further certifying that: (i) the leases provided to Purchaser are the only leases impacting the Property and that they are true and correct copies of the originals; (ii) that such leases are in full force and effect and has not been assigned, modified, supplemented or amended unless otherwise stated; (iii) that all conditions under the leases to be performed by the landlord have been satisfied; (iv) that any required contributions by the landlord to the tenant on account of the tenant's improvements have been received by the tenant; (v) that there are no existing claims, defenses or offsets which the tenant has against the enforcement of the lease by the landlord; (vi) that no rent or related payment obligation has been paid more than one month in advance; and (vii) whether any security has been deposited with the landlord and the amount of such deposit;

     5.3.9   A notice from Seller addressed to the Tenants informing said Tenants of the subject sale and conveyance;

     5.3.10   A tax compliance certificate from the South Carolina Department of Revenue or an affidavit regarding tax compliance in lieu thereof ; and

     5.3.11   A South Carolina form I-295 Non-Resident Withholding Affidavit.

5.4 Purchaser's Deliveries Precedent to Closing:

     5.4.1   Purchase Price to Seller subject to such credits and adjustments as may be provided herein.

     5.4.2   Executed Closing Statement prepared by Escrow Agent; and

     5.4.3   Evidence authorizing consummation by Purchaser of the sale transaction contemplated herein and the execution and delivery of the closing documents on behalf of Purchaser.

     5.4.4   Any and all further documents that may be needed from Purchaser to complete this Agreement.

5.6 Costs and Prorations.

     5.6.1   Seller's Costs.

    (i)   All recording and seller document preparation fees due in connection with the closing of the transaction;
    (ii)   The commission due to Seller's Broker pursuant to Section 4.3;
    (iii) All fees and disbursements owed to Seller's legal counsel;

5.6.2 Purchaser's Costs.

    (i)   The costs of obtaining the Survey if Purchaser elects;
    (ii)   All premiums, fees and costs associated with the Title Commitment and the issuance of the Title Policy;
    (iii) The fees and disbursements of Purchaser's legal counsel;
    (iv) The Title search fee;
    (v)   All other costs and expenses associated with the Closing.

     5.7   Prorations. Purchaser and Seller agree that the current year's real estate taxes for the Property and the personal property taxes, if any, for the Personal Property shall be prorated as of the Date of Closing. If the current year's taxes (based on the Property's or Personal Property's current assessment) are not available the parties agree to use the taxes from the prior year to estimate the current appraised value to estimate the current year's real estate and personal property taxes. All other revenue and expenses (assumed by Purchaser) shall be prorated as of the day of Closing.

6. DAMAGE, DESTRUCTION AND CONDEMNATION.

6.1 <u>Casualty and Eminent Domain</u>. Prior to Closing, the risk of loss with regard to the Property is borne by Seller. If prior to Closing more than ten percent (10%) of the value of the Property is materially damaged or destroyed or condemned or appropriated (or is threatened thereby), Seller will give Purchaser written notice thereof. Within ten (10) days following receipt of such notice, Purchaser may, at its sole option, terminate this Contract and Purchaser shall be entitled to the return of the Refundable Deposit. If the Contract is not terminated by Purchaser, then all casualty proceeds and condemnation awards shall be assigned to Purchaser (and in the event of a casualty, Seller shall also remit to Purchaser the amount of the deductible) at Closing, without any adjustment to the Purchase Price. If the damaged, destruction, condemned, or appropriated property is less than ten percent (10%) of the value of the Property, Seller and Purchaser will proceed with Closing and all casualty proceeds and condemnation awards shall be assigned to Purchaser (and in the event of a casualty, Seller shall also remit to Purchaser the amount of the deductible) at Closing, without any adjustment to the Purchase Price.

7. DEFAULT AND REMEDIES.

7.1 <u>Purchaser Default</u>. If Purchaser defaults, except due to Seller's default, and Purchaser fails to cure said default or proceed to Closing within five (5) days after receipt of written notice from Seller (Purchaser will not be entitled to notice from Seller or an additional five (5) days in the event the default is Purchaser's failure to close on or before Thirty (30) Days after the Due Diligence Period ends), Seller shall have as its sole remedy the right to terminate this Agreement and, in accordance with Paragraph 2.2, retain the full amount of the Deposit and all interest earned thereon. Seller and Purchaser acknowledge and agree that (a) it would be extremely difficult to accurately determine the amount of damages suffered by Seller as a result of Purchaser's default hereunder; (b) the Deposit constitutes a fair and reasonable amount to be received by Seller as agreed and liquidated damages for Purchaser's default under this Agreement, as well as a fair, reasonable and customary amount to be paid as liquidated damages to a seller in an arm's length transaction of the type contemplated by this Agreement upon a default by Purchaser thereunder; and (c) receipt by Seller of the Deposit upon Purchaser's default hereunder shall not constitute a penalty or a forfeiture.

7.2 <u>Seller Default</u>. In the event Seller defaults, except due to Purchaser's default, and fails to cure said default within five (5) days after receipt of written notice from Purchaser, except due to an uncured Purchaser's Default or the failure by Purchaser to satisfy any of the conditions to Seller's obligations set forth herein, Purchaser may either (i) terminate this Agreement and receive the Refundable Deposit or (ii) seek specific performance of this Agreement. Neither party shall have any obligations hereunder, except as otherwise set forth herein.

7.3 <u>Attorneys' Fees</u>. Notwithstanding anything to the contrary in this Agreement, in the event that either Seller or Purchaser shall bring a lawsuit against the other party for breach of such party's obligations under this Agreement, the losing party shall pay the prevailing party's costs and expenses incurred in connection with such litigation, including reasonable attorneys' fees not to exceed $20,000. The "prevailing party" shall be determined by the court hearing such matter.

7.4 <u>Forum Selection</u>. In the event that either Seller or Purchaser shall bring a lawsuit against the other party for breach of such party's obligations under this Agreement, such action shall be

11

brought in either the state courts of Spartanburg County, South Carolina or the United States District Court for the District of South Carolina.

8. **NOTICES.**

Any notice given hereunder must be in writing and shall be deemed to be given when (a) one (1) business day after pickup by UPS or FedEx, or another similar overnight express service, or (b) transmitted via email to any of the email addresses listed directly below:

If to Seller:
Upstate Property Rentals, LLC
Attn: Ron Phillips
514 NE Main Street
Simpsonville, SC 29681
Ron.phillips49@yahoo.com

If to Purchaser:
Great American Holdings, LLC
Attn: George Belham
1001 Brickell Bay Drive
Miami, FL 33131
email: investorpropertiesusa@gmail.com

With a copy to:

Bell Carrington Price & Gregg, LLC
408 E. North Street
Greenville, SC 29601
Attn: Brian Price
bprice@bellcarrington.com

With a copy to:

Gary L. Compton
Attorney at Law
296 S. Daniel Morgan Ave.
Spartanburg, SC 29306
Attn: Gary L. Compton
email: gary@garylcompton.com

9. **MISCELLANEOUS.**

9.1 Time. Time is of the essence of this Agreement

9.2 Entire Agreement. This Agreement, together with the Exhibit attached hereto, all of which are incorporated by reference, is the entire agreement between the parties with respect to the subject matter hereof, and no alteration, modification or interpretation hereof shall be binding unless in writing and signed by both parties.

9.3 Severability. If any provision of this Agreement or its application to any party shall be determined by any court of competent jurisdiction to be invalid and unenforceable to any extent, the remainder of this Agreement or the application of such provision to such person or circumstances,

12

other than those as to which it is so determined invalid or unenforceable, shall not be affected thereby, and each provision hereof shall be valid and shall be enforced to the fullest extent permitted by law.

9.4   Applicable Law. This Agreement shall be construed and enforced in accordance with the internal laws of the State of South Carolina.

9.5   Successors Bound. This Agreement shall be binding upon and inure to the benefit of Purchaser and Seller and their respective successors and permitted assigns.

9.6   Captions; Interpretation. The captions in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit or describe the scope of this Agreement or the scope or content of any of its provisions. Whenever the context may require, words used in this Agreement shall include the corresponding feminine, masculine, or neuter forms, and the singular shall include the plural and vice versa. Unless the context expressly indicates otherwise, all references to "Section" are to sections of this Agreement.

9.7   Counterparts. This Agreement may be executed and delivered in any number of counterparts, each of which so executed and delivered shall be deemed to be an original and all of which shall constitute one and the same instrument. This Agreement is not effective unless and until it is signed by both Purchaser and Seller.

9.8   Waiver. No waiver of any breach of any agreement or provision contained herein shall be deemed a waiver of any preceding or succeeding breach of any other agreement or provision herein contained. No extension of time for the performance of any obligation or act shall be deemed an extension of time for the performance of any other obligation or act.

9.9   Business Days. As used in this Agreement, the term "business day" means any day on which the Federal Reserve Bank of New York is open for business.

9.10   Section 1031 Exchange. Seller's sale or Purchaser's acquisition of the Property may be pursuant to Section 1031 of the Internal Revenue Code, as amended (collectively, the "Exchange"). The non-exchanging party agrees to cooperate with the exchanging party (without liability or cost to the non-exchanging party) in the completion of the Exchange. The provisions of this Section 9.10 shall survive the Closing and the transfer of the Property to Purchaser.

9.11   Deed. Purchaser shall be entitled to assign this agreement to an entity controlled and managed by Purchaser (or an entity related to Purchaser) without Seller's consent. If, however, Purchaser desires to assign to an entity it does not control, then, in such case, Purchaser must obtain Seller's prior written consent which shall not be unreasonably withheld.



[Signatures on following page]

13

Purchaser and Seller have executed this Agreement on the dates set forth below, effective as of the date first set forth above.

SELLER:

Upstate Property Rentals, LLC,
a South Carolina limited liability company

Signature: _____

Print Name: Ronald E. Phillips

Title: Manager

Date: _____11 Aug 2021_____

PURCHASER:

Great American Holdings LLC

Print Name: George Belham

Signature: _____

Title: President

Date: _____

Exhibit A

Property Description

All that certain piece, parcel or tract of land, with improvements thereon, situate, lying and being in the County of Spartanburg, State of South Carolina, being shown and designated as 6.58 acres, more or less. on a survey entitled "Plat of Survey College Point", prepared by Gramling Brothers Surveying, Inc. dated December 20, 2006, and recorded in the Office of the Register of Deeds of Spartanburg County, South Carolina, in Plat Book 161 at Page 25, and having such metes and bounds, courses and distances as reference to said survey will more fully reveal.



EXHIBIT C

Commitment for financing of the purchase of the Property





BAVEX LENDING

TERM SHEET

LOAN DETAILS

July 26th, 2021

Rental Loan

1200 College Pointe Lane Spartanburg, SC 29303

Total Loan Amount	**$7,500,000**
Interest Rate	**4.90%**
Origination Fee	2%
Appraisal	$ TBD
Third Party Costs *	*Contact Closing Agent*
Escrows	6-12 months
Reserves	6 months PITI
Additional Details	
Loan Term	5 Year
Loan Type	30 Year Amortization
Amortization	Fully Amortized
Preferred Signing Date	Asap
Purpose	Purchase
Lien	1st Position
Property Type	Multi-Family
Occupancy	Non-Owner Occupied
Purchase Price / As-Is Value	$10,000,000
Loan-to-Value	75%
Pre-Payment Penalty	5-year step down

The total loan amount is an estimate, and may be subject to change. The amount also does not include third party settlement costs that may be required to close your loan. For more details on those potential costs, please contact your settlement agent.

* Some third party costs include: Escrow/title fees, property taxes, and hazard insurance. These fees vary by county so please contact your closing agent to get a full schedule of fees and final cash to the amount.

EXHIBIT D

Operating Agreement

OPERATING AGREEMENT

of

COLLEGE POINTE LLC

A South Carolina Limited Liability Company

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS, AND CONDITIONS THAT ARE SET FORTH HEREIN.

TABLE OF CONTENTS

**OPERATING AGREEMENT**

of

COLLEGE POINTE LLC

A South Carolina Limited Liability Company

This Operating Agreement of College Pointe LLC is made and entered into effective as of September 21, 2021, by and among the Manager and the several persons whose names and addresses are set forth in **Exhibit 1** attached hereto and incorporated herein by reference, and whose signatures appear on the counterpart signature pages attached hereto, and any other Person who shall hereafter execute this Agreement as a Member of College Pointe LLC, pursuant to and in accordance with the South Carolina Uniform Limited Liability Company Act of 1996, as amended from time to time.

**RECITALS**

WHEREAS the parties hereto, wishing to form and become members of a limited liability company called College Pointe LLC under and pursuant to the laws of the State of South Carolina, have caused the initial Articles of Organization of the Company to be executed and filed with the South Carolina Secretary of State; and

WHEREAS the parties agree that their respective rights, powers, duties and obligations as members of the Company, and the management, operations and activities of the Company, shall be governed by this Agreement.

NOW, THEREFORE, in consideration of the mutual terms, covenants and conditions contained herein, the parties hereby agree as follows:

**ARTICLE I**

DEFINITIONS

Section 1.01 Certain Definitions. Capitalized terms used in this Agreement without other definition shall, unless expressly stated otherwise, have the meanings specified in this Section 1:

"Act" means the South Carolina Uniform Limited Liability Act of 1996, as from time to time in effect in the State of South Carolina, or any corresponding provision(s) of any succeeding or successor law of such State; provided, however, that in the event that any amendment to the Act, or any succeeding or successor law, is applicable to the Company only if the Company has elected to be governed by the Act as so amended or by such succeeding or successor law, as the case may be, the term "Act" shall refer to the Act as so amended or to such succeeding or successor law only after the appropriate election by the Company, if made, has become effective.

"Acquisition Fee" has the meaning provided for in Section 4.11(a).

"Affiliate" of a Member or Manager means any Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member or a Manager, as applicable. The term "control," as used in the immediately preceding sentence, means with respect to a corporation, limited liability company, limited life company or limited duration company (collectively, "Limited Liability Company"), the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the controlled corporation or Limited Liability Company and, with respect to any individual, partnership, trust, estate, association or other entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

"Agreement" or "Operating Agreement" means this Operating Agreement, as originally executed and as amended, modified or supplemented from time to time. Words such as "herein," "hereinafter," "hereof," "hereto," "hereby" and "hereunder," when used with reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires.

"Articles of Organization" means the Articles of Organization of the Company, as originally filed with the South Carolina Secretary of State on August 23, 2021, and as amended, modified or supplemented from time to time.

"Asset Management Fee" has the meaning provided for in Section 4.11(b).

"Assignee" means any transferee of a Member's Percentage Interest who has not been admitted as a Member of the Company in accordance with Section 9.04.

"Bankruptcy" means, with respect to a Member: (i) such Member makes an assignment for the benefit of creditors; (ii) such Member files a voluntary petition in bankruptcy; (iii) such Member is adjudged as bankrupt or insolvent, or has entered against him or it an order for relief, in any bankruptcy or insolvency proceeding; (iv) such Member files a petition or answer seeking for himself or itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; (v) such Member files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against him or it in any proceeding of a nature described in this subsection; (vi) such Member seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Member or of all or any substantial part of his or its properties; or (vii) 120 days after the commencement of any proceeding against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, if the proceeding has not been dismissed, or if within 90 days after the appointment without the Member's consent or acquiescence of a trustee, receiver or liquidator of the Member or of all or any substantial part of his or its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated.

"Capital Account" means an account established and maintained (in accordance with, and intended to comply with, Income Tax Regulations Section 1.704-1(b) for each Member pursuant to Section 5.02 hereof.

"Capital Contributions" means the contributions made by the Members to the Company pursuant to Section 6.01 or Section 6.04 hereof and, in the case of all the Members, the aggregate of all such Capital Contributions.

"Capital Transaction Event" means the sale or refinance of a Property, or sale of substantially all of the assets of a Property or upon dissolution (or net proceeds of refinance or liquidation, as the case may be).

"Capital Transaction Fee" has the meaning provided for in Section 4.11(c).

"Class A Interest(s)" means the collective interests of the Class A Members. The maximum number of Class A Interests, in any combination of Class A-1 Interests or Class A-2 Interests which may be issued is 4,000.

"Class A Member(s)" means the Class A-1 Members and Class A-2 Members.

"Class A-1 Interest" means an interest which is held by a Class A-1 Member, identified as such in **Exhibit 1.** Subject to the maximum limitation on all Class A Interests, there shall be up to 4,000 Class A-1 Interests, each representing a capital contribution of One Thousand Dollars ($1,000), unless increased at the discretion of Manager. The minimum purchase requirement for subscriptions to Class A-1 Interests is $1,000. A Member will be assigned Class A-1 Interests if the Member's total Capital Contribution is less than $25,000.

"Class A-2 Interest" means an interest which is held by a Class A-2 Member, identified as such in **Exhibit 1.** Subject to the maximum limitation on all Class A Interests, there shall be up to 4,000 Class A-2 Interests, each representing a capital contribution of One Thousand Dollars ($1,000), unless increased at the discretion of Manager. A Member will be assigned Class A-2 Interests if the Member's total Capital Contribution is $25,000 or greater.

"Class A-1 Member(s)" means the holder(s) of Class A-1 Interests.

"Class A-2 Member(s)" means the holder(s) of the Class A-2 Interests.

"Class A-1 Member Preferred Return" means that once the Company closes the Offering, the Company will provide the Class A-1 Members with a preferred return representing a non-compounded, cumulative, per annum return of seven percent (7.0%) based on Class A-1 Members' Unrecovered Capital Contribution. The Preferred Return shall be paid from Net Cash Flows on a quarterly basis in *para passu* with the Class A-2 Member Preferred Return, which the Manager anticipates will occur after the first full quarter after the Offering closes. The Class A-1 Member Preferred Return is not guaranteed, meaning that the Class A-1 Member Preferred Return will not be paid in any particular quarter if the Company does not have sufficient capital available to pay it, as determined by the Net Cash Flow and/or Manager in its sole discretion. Any Class A-1 Member Preferred Return deficiencies will roll over to the following distribution period.

"Class A-2 Member Preferred Return" – means that once the Company closes the Offering, the Company will provide the Class A-2 Members with a preferred return representing a non-compounded, cumulative, per annum return of eight percent (8.0%) based on Class A-2 Members' Unrecovered Capital Contribution. The Class A-2 Member Preferred Return shall be paid from Net Cash Flows on a quarterly basis in *para passu* with the Class A-1 Member Preferred Return, which the Manager anticipates will occur after the first full quarter after the Offering closes. The Class A-2 Member Preferred Return is not guaranteed, meaning that the Class A-2 Member Preferred Return will not be paid in any particular quarter if the Company does not have sufficient capital available to pay it, as determined by the Net Cash Flow and/or Manager in its sole discretion. Any Class A-2 Member Preferred Return deficiencies will roll over to the following distribution period.

"Class B Interest" means a Percentage Interest that is held by a Class B Member, identified as such in **Exhibits "1."**

"Class B Member" means the holders of Class B Interests.

"Code" means the United States Internal Revenue Code of 1986, as amended, or any corresponding provision or provisions of any succeeding law and, to the extent applicable, the Income Tax Regulations.

"Company" means College Pointe LLC, a South Carolina limited liability company.

"Income Tax Regulations" means, unless the context clearly indicates otherwise, the regulations in force as final or temporary that have been issued by the U.S. Department of the Treasury pursuant to its authority under the Code, and any successor regulations.

"Manager" means the Person(s) who is elected as Manager of the Company pursuant to Section 4.06 of this Agreement. The initial Manager shall be Great American Holdings, LLC, a Florida limited liability company.

"Member" means any Person who (i) is one of the original Members of the Company which are parties to this Agreement and listed as such in **Exhibit 1**, or (ii) has been admitted to the Company as a Member in accordance with the Act and this Agreement, and (iii) has not ceased to be a Member for any reason.

"Net Capital Proceeds" means the excess of sale or re-finance revenue, over sales or re-finance costs and fees, including but not limited to repayment of debt, sales commissions, sales fees, including the Capital Transaction Fee, establishment of necessary Reserves, cash expenditures incurred incident to the sales process, re-finance/origination fees, broker fees, and any other cash expenditures incurred in the re-finance of the Property. Any reserves returned to the Company by any lending institution or any other source will be considered a Capital Transaction Event and part of Net Capital Proceeds.

"Net Cash Flow" means the excess of all cash revenues of the Company relating to the direct or indirect ownership and operations of the Properties other than revenue attributable to a Capital Transaction Event or revenue attributable from Non-Core Revenue, over operating expenses and other expenditures for such fiscal period, including but not limited to principal and interest payments on indebtedness of the Company, other sums paid to lenders, and cash expenditures incurred incident to the normal operation of the Company's business, decreased by (i) any amounts added to Reserves during such fiscal period and (ii) the Asset Management Fee, and increased by (i) the amount (if any) of all allowances for cost recovery, amortization or depreciation with respect to property of the Company for such fiscal period, and (ii) any amounts withdrawn from Reserves during such fiscal period.

"Non-Core Revenue" all ancillary revenues generated from Company proceeds from time to time and received by the Company that does not involve the eventual acquisition of a Property. Non-Core Revenue could include, but is not limited to, revenue received from selling a purchase contract to a 3rd party buyer prior to and without taking title to the Property. Non-Core Revenue (excluding the original investment) may be returned to the Class A Members or reinvested in the Company, in whole or in part at the sole discretion of the Manager. Non-Core Revenue (excluding the original investment) returned to the Class A Members shall be pursuant to the special allocation, as return of capital, thus reducing Class A Members' Unrecovered Capital Contribution.

"Offering" means the securities offering that the Company is engaging in pursuant to (i) Section 4(a)(6) of the Securities Act of 1933 pursuant to Regulation CF, or (ii) Section 4(A)(2) of the Securities Act of 1933 and/or pursuant to Rule 506(c) or Regulation D, promulgated thereunder. Manager intends to close the Offering no later than one year from the receipt of the first Capital Contribution received from a Class A Member, although the Manager retains the right, at its sole discretion, to close the Offering at any point in time prior to the one-year anniversary of the first Capital Contribution received from a Class A Member.

"Percentage Interest" means the allocable interest of each Member in the income, gain, loss, deduction or credit of the Company, as set forth in **Exhibit 2** attached hereto and incorporated herein by reference, subject to the Preferred Allocation schedule contained in **Exhibit 3.**

"Person" means a natural person or any partnership (whether general or limited and whether domestic or foreign), limited liability company, foreign limited liability company, limited life company, limited duration company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity or any other entity.

"Preferred Return" means the Class A-1 Member Preferred Return or Class A-2 Member Preferred Return.

"Property" or "Properties" means the properties that the Company intends to acquire, renovate, sell, or operate.

"Property Manager" has the meaning set forth in Section 4.11(d).

"Property Management Fee" has the meaning set forth in Section 4.11(d).

"Quarterly Estimated Tax Amount" of a Member for any calendar quarter of a Fiscal Year means the excess, if any of (a) the product of (i) a quarter (¼) in the case of the first calendar quarter of the Fiscal Year, half (½) in the case of the second calendar quarter of the Fiscal Year, three-quarters (¾) in the case of the third calendar quarter of the Fiscal Year, and one (1) in the case of the fourth calendar quarter of the Fiscal Year and (ii) the Member's Estimated Tax Amount for such Fiscal Year over (b) all Distributions previously made during such Fiscal Year to such Member.

"Reserves" all reserves established by the Manager in its sole discretion for Company purposes, including, but not limited to, operating expenses and other working capital needs, liabilities, and taxes.

"Tax Matters Member" has the meaning set forth in Section 7.04(d).

"Unrecovered Capital Contribution" shall mean Class A Member's Capital Contributions minus any return of capital from Net Capital Proceeds or Non-Core Revenue. In this Offering, Manager has elected to treat quarterly distributions from Net Cash Flow as a return on investment and returns from Net Capital Proceeds and/or Non-Core Revenue as a return of capital.

"Vote" includes written consent.

Section 1.02 Forms of Pronouns; Number; Construction. Unless the context otherwise requires, as used in this Agreement, the singular number includes the plural and the plural number may include the singular. The use of any gender shall be applicable to all genders. Unless otherwise specified, references to Articles, Sections or subsections are to the Articles, Sections and subsections in this Agreement. Unless the context otherwise requires, the term "including" shall mean "including, without limitation."

ARTICLE II
ORGANIZATION

Section 2.01 Formation. The Members have formed the Company as a limited liability company under and pursuant to the provisions of the Act. The Members hereby agree that the Company shall be governed by the terms and conditions of this Agreement.

Section 2.02 Name and Office. The name of the Company shall be College Pointe LLC. All business of the Company shall be conducted under such name and title, and all property, real, personal, or mixed, owned by or leased by the Company shall be held in such name or in the name of a wholly owned subsidiary, which may be created at the request of the lender or for asset protection purposes to protect investor funds. The principal mailing address of the Company shall be c/o Great American Holdings, LLC, 8836 Via Bella Notte, Orlando FL 32836. The Company may have offices and places of business as the Manager may from time to time designate.

Section 2.03   Registered Agent. The Company may have such offices and places of business as the Manager may from time to time designate. The name and address of the Company's registered agent shall be as set forth in the Company's Articles of Organization until such time as the registered office is changed by the Manager in accordance with the Act.

Section 2.04   Purpose of the Company. The Company is organized to acquire, develop, entitle, improve, finance, operate, lease and dispose of that certain real property located at 1200 College Pointe Ln, Spartanburg SC 29303. It is understood that the foregoing statement of purposes shall not serve as a limitation on the powers or abilities of the Company, which shall be permitted to engage in any and all lawful business activities as shall be permitted under the laws of the State of South Carolina and any other State the Manager deems in the best interest of the Company.

Section 2.05   Filings. The Manager has caused, or shall promptly cause, the execution and delivery of such documents and performance of such acts consistent with the terms of this Agreement as may be necessary to comply with the requirements of law for the formation, qualification and operation of a limited liability company under the laws of each jurisdiction in which the Company shall conduct business.

Section 2.06   Effective Date; Term. This Agreement shall be effective as of the date set forth in the preamble of this Agreement. The term of the Company commenced, and the Company commenced its business, on the date on which the Articles of Organization were filed with the South Carolina Secretary of State and shall continue in perpetuity, unless sooner terminated pursuant to the provisions hereof. The existence of the Company as a separate legal entity shall continue until the cancellation of the Articles of Organization.

ARTICLE III
MEMBERS; LIMITED LIABILITY OF MEMBERS

Section 3.01   Members. Each of the parties to this Agreement (other than the initial Manager), and each Person admitted as a Member of the Company pursuant to the Act and <u>Section 9.04</u> of this Agreement, shall be Members of the Company until they cease to be Members in accordance with the provisions of the Act, the Articles of Organization , or this Agreement. Upon the admission of any new Member, **Exhibit 1** attached hereto shall be amended accordingly.

Section 3.02   Limited Liability. Except as expressly set forth in this Agreement or required by law, no Member shall be personally liable for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company.

Section 3.03   Certificates Evidencing Interests. The Company may issue to every Member of the Company a certificate signed by any Manager of the Company specifying the Percentage Interest of such Member, which signature may be a facsimile. If a certificate for registered interests is worn out or lost it may be renewed on production of the worn-out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a resolution of the Manager.

Section 3.04   Classes of Members. The Company shall have three (3) classes of Members: Class A-1 Members, Class A-2 Members, and Class B Members. Each such class of members shall have the rights, powers, duties, obligations, preferences and privileges set forth in this Agreement. The names of the Members shall be set forth in **Exhibit 1** attached hereto and incorporated herein by reference, as amended from time to time.

Section 3.05   Voting Rights.

(a)   Except as may otherwise be provided in this Agreement or the Act or the Articles of Organization , each of the Class A Members hereby waives his, her, or its right to vote on any matters, other than those set in Section 3.05(b) and (b)(iii). All other decisions will rest with the Manager and management team, as outlined in Section 4.01 below.

(b)   Subject to the Act and the Articles of Organization, the affirmative vote of Members holding not less than a majority of the Percentage Interests of each class voting as a class represented and voting at a duly held meeting at which a quorum of each class is present (which Members voting affirmatively shall constitute at least a majority of the required quorum) shall be required to:

(i)   approve any loan to any Manager or any guarantee of a Manager's obligations;

(ii)   amend this Agreement in such a way that would result in a change to the Class A Member preferred allocation outlined in the Offering's Form C or other private placement memorandum reviewed contemporaneously with this Agreement.

(iii)   Subject to the Act and the Articles of Organization, the affirmative vote of Members holding not less than a two-thirds majority of the Percentage Interests of the Company as a whole voting at a duly held meeting at which a quorum of each class is present shall be required to remove the Manager for cause pursuant to Section 4.06(b) below.

(c)   Unless a record date for voting purposes has been fixed as provided in Section 3.11 of this Agreement, only Persons whose names are listed as Members on the records of the Company at the close of business on the business day immediately preceding the day on which notice of the meeting is given or, if such notice is waived, at the close of business on the business day immediately preceding the day on which the meeting of Members is held (except that the record date for Members entitled to give consent to action without a meeting shall be determined in accordance with Section 3.11) shall be entitled to receive notice of and to vote at such meeting, and such day shall be the record date for such meeting. Any Member entitled to vote on any matter may cast part of the votes in favor of the proposal and refrain from exercising the remaining votes or vote against the proposal (other than for election or removal of a Manager), but if the Member fails to specify the Percentage Interests such Member is voting affirmatively, it will be conclusively presumed that the Member's approving vote is with respect to all votes such Member is entitled to cast. Such vote may be a voice vote or by ballot; provided, however, that all votes for election or removal of a Manager must be by ballot upon demand made by a Member at any meeting at which such election or removal is to be considered and before the voting begins.

(d)   Without limiting the preceding provisions of this Section, no Person shall be entitled to exercise any voting rights as a Member until such Person (i) shall have been admitted as a Member pursuant to Section 9.04, and (ii) shall have paid the Capital Contribution of such Person in accordance with Section 6.01.

Section 3.06   **Place of Meetings**. All meetings of the Members shall be held at any place within or without the State of South Carolina that may be designated by the Manager. In the absence of such designation, Members' meetings shall be held at the principal executive office of the Company.

Section 3.07   **Meetings of Members**. Annual meeting of Members shall not be required. Meetings of the Members for the purpose of taking any action permitted to be taken by the Members may be called by the Manager, or by Members entitled to cast not less than seventy percent (70%) of the votes at the meeting. Upon request in writing that a meeting of Members be called for any proper purpose, the Manager forthwith shall cause notice to be given to the Members entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, not less than ten (10) nor more than sixty (60) days after receipt of the request. Except in special cases where other express provision is made by statute, written notice of such meetings shall be given to each Member entitled to vote not less than ten (10) nor more than sixty (60) days before the meeting. Such notices shall state:

(a)   The place, date and hour of the meeting; and

(b)   Those matters which the Manager, at the time of the mailing of the notice, intends to present for action by the Members.

Section 3.08   **Quorum**. The presence at any meeting in person or by proxy of Members holding not less than a majority of the Percentage Interests of the class or classes entitled to vote at such meeting shall constitute a quorum for the transaction of business. The Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the votes required to constitute a quorum.

Section 3.09   **Waiver of Notice.** The actions of any meeting of Members, however called and noticed, and wherever held, shall be as valid as if taken at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each person entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting, or an approval of the minutes thereof. The waiver of notice, consent or approval need not specify either the business to be transacted or the purpose of any regular or special meeting of Members, except that if action is taken or proposed to be taken for approval of any of those matters specified in Section 3.05(b) of this Agreement, the waiver of notice, consent or approval shall state the general nature of such proposal. All such waivers, consents or approvals shall be filed with the Company's records and made a part of the minutes of the meeting. Attendance of a Member at a meeting shall also constitute a waiver of notice of and presence at such meeting, except when the Member objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened, and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be included in the notice but not so included, if such objection is expressly made at the meeting.

Section 3.10   **Action by Members Without a Meeting**. The Manager may be elected or removed without a meeting by a consent in writing, setting forth the action so taken, signed by Members having not less than the minimum number of votes that would be necessary to elect or remove such Manager in accordance with Section 4.06; in addition, a Manager may be elected at any time to fill a vacancy by a written consent signed by Class B Member having not less than the minimum number of votes that would be necessary to elect such Manager in accordance with Section 4.06. Notice of such election shall be promptly given to non-consenting Members.

(a)   Any other action which, under any provision of the Act or the Articles of Organization or this Agreement, may be taken at a meeting of the Members, may be taken without a meeting, and without notice except as hereinafter set forth, if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. All such consents shall be filed with the secretary of the Company and shall be maintained in the Company's records. Unless the consents of all Members entitled to vote have been solicited in writing, then (i) notice of any proposed Member approval of any of the matters set forth in Section 3.05(b) without a meeting by less than unanimous written consent shall be given to those Members entitled to vote who have not consented in writing at least five (5) days before the consummation of the action authorized by such approval, and (ii) prompt notice shall be given of the taking of any other action approved by Members without a meeting by less than unanimous written consent to those Members entitled to vote who have not consented in writing.

(b)   Any Member giving a written consent, or the Member's proxyholders, or a personal representative of the Member or their respective proxyholders, may revoke the consent by a writing received by the secretary prior to the time that written consents of the number of votes required to authorize the proposed action have been filed with the secretary, but may not do so thereafter. Such revocation is effective upon its receipt by the secretary or, if there shall be no person then holding such office, upon its receipt by any other officer or Manager of the Company.

Section 3.11   **Record Date**. The Manager or, if there is no Manager then in office, the Members may fix a time in the future as a record date for the determination of the Members entitled to notice of and to vote at any meeting of Members or entitled to give consent to action by the Company in writing without a meeting, to receive any report, to receive any dividend or distribution, or any allotment of rights, or to exercise rights with respect to any change, conversion or exchange of interests. The record date so fixed shall be not more than sixty (60) days nor less than ten (10) days prior to the date of any meeting, nor more than sixty (60) days prior to any other event for the purposes of which it is fixed. When a record date is so fixed, only Members of record at the close of business on that date are entitled to notice of and to vote at any such meeting, to give consent without a meeting, to receive any report, to receive a dividend, distribution, or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of any interests on the books of the Company after the record date, except as otherwise provided by statute or in the Articles of Organization or this Agreement.

(a)   If the Manager or the Members, as the case may be, do not so fix a record date, then (i) the record date for determining Members entitled to notice of or to vote at a meeting of Members shall be at the close of business on the business day immediately preceding the day on which notice is given or, if notice is waived, at the close of business on the business day immediately preceding the day on which the meeting is held, and (ii) the record date for determining Members entitled to give consent to Company action in writing without a meeting shall be the day on which the first written consent is given

Section 3.12   Members May Participate in Other Activities. Each Member of the Company, either individually or with others, shall have the right to participate in other business ventures of every kind, whether or not such other business ventures compete with the Company. No Member, acting in the capacity of a Member, shall be obligated to offer to the Company or to the other Members any opportunity to participate in any such other business venture. Neither the Company nor the other Members shall have any right to any income or profit derived from any such other business venture of a Member or affiliate entity.

Section 3.13   Members Are Not Agents. Pursuant to Section 4.01 of this Agreement, the management of the Company is vested in the Manager. The Members shall have no power to participate in the management of the Company except as expressly authorized by the Act, this Agreement or the Articles of Organization. No Member, acting solely in the capacity of a Member, is an agent of the Company nor does any Member, unless expressly and duly authorized in writing to do so by the Manager, have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose.

Section 3.14   Transactions of Members with the Company. Subject to any limitations set forth in this Agreement and with the prior approval of the Manager, a Member may lend money to and transact other business with the Company. Subject to other applicable law, such Member has the same rights and obligations with respect thereto as a Person who is not a Member.

ARTICLE IV
MANAGEMENT OF THE COMPANY

Section 4.01   Management and Operations. Subject to the provisions of the Act and any limitations in the Articles of Organization and this Agreement as to action required to be authorized or approved by the Members, the business and affairs of the Company shall be managed and all its powers shall be exercised by or under the direction of the Manager which shall run the day-to day operations and conduct, manage and control the business and affairs of the Company and to make such rules and regulations therefor not inconsistent with law or with the Articles of

Organization or with this Agreement, and to make all other arrangements and do all things which are necessary or convenient to the conduct, promotion or attainment of the business, purposes or activities of the Company.

Section 4.02   Duties and Conflicts.

(a)   The Manager shall devote such time to the Company's business as it, in its sole discretion, may deem to be necessary or desirable in connection with the Manager's responsibilities and duties hereunder.

(b)   The Manager shall not be liable to the Company or any Member for action or inaction taken in good faith for a purpose that was reasonably believed to be in the best interests of the Company; for losses due to such action or inaction; or for the negligence, dishonesty or bad faith of any employee, broker or other agent of the Company, provided that such employee, broker or agent was selected, engaged or retained with reasonable care. The Manager may consult with counsel and accountants on matters relating to the Company and shall be fully protected and justified in acting in accordance with the advice of counsel or accountants, provided that such counsel or accountants shall have been selected with reasonable care. Notwithstanding any of the foregoing to the contrary, the provisions of this Section 4.02 shall not be construed so as to relieve (or attempt to relieve) any person of any liability incurred (a) as a result of recklessness or intentional wrongdoing, or (b) to the extent that such liability may not be waived, modified or limited under applicable law.

(c)   Except as otherwise provided herein, the Manager shall have no duty or obligation to consult with or seek the advice of the Members.

Section 4.03   Agency Authority of Manager. If more than one Manager holds office, then any of them shall be authorized to sign checks, contracts and obligations on behalf of the Company. Any Manager, acting alone, is authorized to endorse checks, drafts and other evidences of indebtedness made payable to the order of the Company, but only for the purpose of deposit into the Company's accounts.

Section 4.04   Limited Liability. Except as expressly set forth in this Agreement or required by law, no Manager shall be personally liable for any debt, obligation, or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Manager of the Company.

Section 4.05   Number and Qualifications of Managers. The authorized number of managers that shall constitute the managers shall be not less than one (1) nor more than three (3). Subject to the provisions of the Act, any limitations set forth in this Agreement (including the terms of Section 2.04) and any limitations in the Articles of Organization, the authorized number of managers may be changed from time to time by the Class B Members. Initially there shall be one (1) Manager. A Manager may, but need not, be a Member of the Company.

Section 4.06   Election and Removal of Manager.

(a)   The Manager shall be elected by the vote of Members holding not less than a majority of the Class B Interests pursuant to Section 3.10 of this Agreement. Except as otherwise provided by the Act or the Articles of Organization, each Manager, including a Manager elected to fill a vacancy, shall hold office until such Manager's death, Bankruptcy, mental incompetence, resignation or removal.

(b)   Any Manager may be removed for Cause upon the vote of not less than a three-quarters majority of the Percentage Interests of the Company as a whole. In the event of removal for Cause, the removal shall be effective sixty (60) days following the vote. For purposes of removal of a Manager, "for Cause" shall mean any of the following:

(i)   A Manager is declared insolvent or bankrupt, or makes an assignment for the benefit of creditors, or a receiver is appointed or any proceeding is demanded by, for or against the other under any provision of the Federal Bankruptcy Act or any amendment thereof which is not removed within sixty (60) days after notice from the Company;

(ii)   The willful and continued failure of a Manager to substantially perform that party's customary duties (other than due to such party's death or incapacity due to physical or mental illness), the reckless disregard of the performance of such party's duties, or the willful engaging by the breaching party in gross misconduct which is materially injurious to the other party, monetarily or otherwise;

(iii)   If an individual, the inability of a Manager to perform his duties hereunder by reason of illness, or physical or mental incapacity of any kind, for a period of more than sixty (60) days. If disputed by the Manager, the Manager shall submit to a medical examination by a qualified medical doctor selected by the Company to determine the Manager's ability to perform his duties; or

(iv)   Any actions by a Manager causing or resulting in either of the following:

(A)   Conviction, whether as a result of a guilty plea, a plea of nolo contendere or a verdict of guilty, of a felony, or of any criminal offense involving moral turpitude such as rape, statutory rape, fraud, embezzlement, gross sexual imposition, theft or offenses of similar import; or

(B)   Misrepresentation or false, misleading, inaccurate statements of material facts in connection with the rendering of services as a Manager.

Section 4.07   Vacancies; Resignations.

(a)   A vacancy shall be deemed to exist in case of the death, Bankruptcy, mental incompetence, resignation or removal of any Manager, if the authorized number of managers be increased, or if the Members fail, at any meeting of the Members at which any manager or managers are to be elected, to elect the full authorized number of managers to be voted for at that meeting.

(b)   All Manager vacancies shall be filled by majority Class B Member Vote.

(c)   Any Manager may resign effective upon giving thirty (30) days' written notice to the Members of the Company, unless the notice specifies a later time for the effectiveness of such resignation. A majority of the other managers then in office, or failing such action the Members, shall have power to elect a successor to take office when the resignation is to become effective.

Section 4.08   Initial Manager. The name of the initial Manager to hold office from and after the date of this Agreement, is Great American Holdings, LLC.

Section 4.09   Managers May Engage in Other Activities. The Manager shall have the right to participate in other business ventures of every kind, whether or not such other business ventures compete with the Company. The Manager shall not be obligated to offer to the Company or to Members any opportunity to participate in any such other business venture, nor shall the Manager be obligated to obtain permission of the Members in order to engage in other activities. Neither the Company nor the Members shall have any right to any income or profit derived from any such other business venture of Manager.

Section 4.10   Transactions of Managers with the Company. Subject to any limitations set forth in this Agreement, a Manager may lend money to and transact other business with the Company. Subject to other applicable law, such Manager has the same rights and obligations with respect thereto as a Person who is not a Member or Manager.

Section 4.11   Manager Compensation and Arrangements with Affiliates of the Manager. The Manager or its Affiliates shall be entitled to receive the fees and other compensation including, but not limited to, those set forth in this Section. The Manager or its Affiliates, in their sole discretion, may defer or waive any fee payable to it under this Agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines.

(a)   Acquisition Fee. The Manager shall be entitled to payment of a one-time acquisition fee (the "**Acquisition Fee**") of three percent (3%) of the purchase price of each Property, which shall be paid to the Manager at closing of the purchase of each Property.

(b)   Asset Management Fee. The Manager shall be entitled to payment of an asset management fee (the "**Asset Management Fee**") of two percent (2%) of gross revenue of the Company, paid to Manager monthly. The Manager may, in its sole discretion, waive its Asset Management Fee, in whole or in part. The Manager will forfeit any portion of the Asset Management Fee that it waives.

(c)   Capital Transaction Fee. The Manager shall be entitled to a fee paid at the sale or re-finance of each Property representing 1% of the sales price of each Property or 1% of the new loan amount, in case of a refinance (the "**Capital Transaction Fee**"). The

Manager may, in its sole discretion, waive its Capital Transaction Fee, in whole or in part. The Manager will forfeit any portion of the Capital Transaction Fee that it waives.

(d) <u>Property Management Fee</u>. The Manager shall be entitled to engage an unaffiliated third-party property management company (the "**Property Manager**"), which shall be paid a property management fee at or below prevailing market rates not exceeding an annualized rate of five percent (5%) of effective gross revenue (the "**Property Management Fee**"). In addition, the Company will reimburse the Property Manager for maintenance costs, janitorial costs, and other expenses incurred with respect to the Property. The Company will permit the Property Manager to make allocations of expenses or other reimbursements to the Property based upon reasonable determinations by the Manager under commercially reasonable standards.

(e) Except as otherwise approved by the Manager, or except as specifically provided in this Agreement, neither a Member nor an Affiliate of a Member shall receive any compensation or guaranteed payment for services rendered to or performed for or on behalf of the Company. The Company shall bear all costs and expenses incurred in the acquisition, development, improvement, entitlement, financing, construction, leasing operating, holding, sale and exchange of any asset (whether or not ultimately consummated), including, but not by way of limitation, fees, interest on borrowed money, real property or personal property taxes, including documentary, recording, stamp and transfer taxes, brokerage fees or commissions, legal fees, expenses incurred in connection with the investigation, prosecution or defense of any claims by or against the Company, including claims by or against a governmental authority, audit and accounting fees, tax return preparation and related fees, consulting fees relating to any asset (including the cost of independent valuations, if any), third party accounting and/or consulting fees, taxes applicable to the Company on account of its operations, fees incurred in connection with the maintenance of bank or custodian accounts, fees and expenses incurred in connection with the Manager's and/or its Affiliates' compliance with applicable law and regulations associated with the Company, and all expenses incurred in connection with the filings with respect to the Company's assets under applicable laws or regulations. The Company shall also bear expenses incurred by the Manager in serving as the "Partnership Representative," as such term is used in Code Section 6223, the reasonable cost of liability and other premiums for insurance protecting the Company, the Manager, its managers and members, and its employees from liability to third parties, all out-of-pocket expenses of preparing and distributing reports to members, out-of-pocket expenses associated with Company communications with members, including preparation of annual or other reports to the members, out-of-pocket costs associated with Company meetings, all out-of-pocket fees and expenses related to regulatory compliance in connection with the management of the Company, all legal and accounting fees relating to the Company and its activities, all costs and expenses arising out of the Company's indemnification obligation pursuant to this Agreement, and all expenses that are properly chargeable to the activities of the Company. The Company shall bear all organizational and syndication costs, fees, and expenses incurred by or on behalf of the Manager in connection with the formation and organization of the Company and the Manager, including legal and accounting fees and expenses incident thereto. In no event shall Section 4.11(a) be deemed a basis for permitting a reimbursement of Manager general overhead expenses.

ARTICLE V
INTERESTS

Section 5.01   Interests. The Percentage Interest of each Member in the Company shall be as set forth in **Exhibit 2** hereto, subject to the Preferred Allocation schedule contained in **Exhibit 3.**

Section 5.02   Capital Accounts. A Capital Account shall be maintained for each Member on the books of the Company. Each Member's Capital Account shall be credited with the amount of any capital contribution made by such Member pursuant to Section 6.01 and Section 6.04, and shall be adjusted appropriately to take into account all items of income, gain, loss or deduction allocated to each Member pursuant to ARTICLE VII and all distributions to each Member pursuant to ARTICLE VIII. A single Capital Account shall be maintained for each Member (regardless of the class of Percentage Interests owned by such Member and regardless of the time or manner in which such Percentage Interests were acquired) in accordance with the capital accounting rules of Section 704(b) of the Code and the regulations thereunder (including without limitation Section 1.704-1(b)(2)(iv) of the Income Tax Regulations). In general, under such rules, a Member's Capital Account shall be:

(a)   increased by (i) the amount of money contributed by the Member to the Company, (ii) the fair market value of property contributed by the Member to the Company (net of liabilities secured by such contributed property that under Section 752 of the Code the Company is considered to assume or take subject to), and (iii) allocations to the Member of Company income and gain (or item thereof), including income and gain exempt from tax; and

(b)   decreased by (i) the amount of money distributed to the Member by the Company (including the amount of such Member's individual liabilities that are assumed by the Company other than in connection with contribution of property to the Company), (ii) the fair market value of property distributed to the Member by the Company (net of liabilities secured by such distributed property that under Section 752 of the Code such Member is considered to assume or take subject to),

(i)   allocations to the Member of expenditures of the Company not deductible in computing its taxable income and not properly chargeable to capital account, and

(ii)   allocations to the Member of Company loss and deduction (or item thereof).

(c)   Where Section 704(c) of the Code applies to Company property or where Company property is revalued pursuant to paragraph (b)(2)(iv)(t) of Section 1.704-1 of the Income Tax Regulations, each Member's Capital Account shall be adjusted in accordance with paragraph (b)(2)(iv)(g) of Section 1.704-1 of the Income Tax Regulations as to allocations to the Members of depreciation, depletion, amortization and gain or loss, as computed for book purposes with respect to such property.

(d)   When Company property is distributed in kind (whether in connection with liquidation and dissolution or otherwise), the Capital Accounts of the Members shall first be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property (that has not been reflected in the Capital Account previously) would be allocated among the Members if there were a taxable disposition of such property for the fair market value of such property (taking into account Section 7701(g) of the Code) on the date of distribution. The Manager shall direct the Company's accountants to make all necessary adjustments in each Member's Capital Account as required by the capital accounting rules of Section 704(b) of the Code and the regulations thereunder.

Section 5.03   Return of Capital. No Member shall be liable for the return of the capital contributions (or any portion thereof) of any other Member, it being expressly understood that any such return shall be made solely from the assets of the Company. No Member shall be entitled to withdraw any part of such Member's Capital Contributions or Capital Account, to receive interest on such Member's Capital Contributions or Capital Account or to receive any distributions from the Company, except as expressly provided for in this Agreement or under a nonwaivable provision of the Act as then in effect.

Section 5.04   Liability. Except as otherwise provided by the Act or this Agreement, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member. Except as otherwise expressly required by law, a Member, in such Member's capacity as such, shall have no liability in excess of (i) such Member's Capital Account and share of any undistributed profits of the Company, (ii) such Member's obligations to make other payments pursuant to the obligation to make capital contributions to the Company hereunder which shall be an obligation strictly among and enforceable by the Members, and no third party shall be a third-party beneficiary thereof, and (iii) the amount of any distributions wrongfully distributed to such Member.

ARTICLE VI
CAPITAL CONTRIBUTIONS, WITHDRAWALS AND LOANS

Section 6.01   Initial Capital Contributions. Each Member shall make the initial capital contributions to the Company (each, an "***Initial Capital Contribution***"), in accordance with the amounts set forth on **Exhibit 1** hereto, as amended from time to time. Upon the making of such contributions, such amounts shall be credited to the Members' respective Capital Accounts. Each Member understands and assumes the risk of investing in the Company and shall be without recourse, including against the Company's assets, should he lose his investment. The Manager shall have discretion as to the date at which the subscriptions for Class A Interests shall be closed.

Section 6.02   Non-Member Loans to the Company. The Company may obtain such further funds as it requires for its operations from sources and on terms, which are acceptable to the Manager, subject to the restrictions herein contained. Neither the Company nor any Member shall have any personal liability as a result of any such borrowing unless any of the Members shall agree in writing to be personally liable. Notwithstanding the foregoing, the Company shall not acquire funds pursuant to this Section as long as any obligations under the Loan (as defined in that certain Loan Agreement by and between the Company and the lender) remain outstanding.

Section 6.03   Member Loans to the Company. In the event that the Company shall require funds in order to carry out the purposes of the Company and such funds shall not be available from either prior capital contributions of the Members or the proceeds of a third-party loan to the Company, then with consent of the Manager and subject to the restrictions hereof, any Member may, but shall not be required to, loan to the Company such required funds. In the event such a loan is made, the same shall not be considered an increase in the Member's Capital Account or an increase in such Member's share of the profits. Each such loan shall be without recourse and shall be upon such terms as shall be agreed to by the lending Member and shall be evidenced by a promissory note duly executed by the Manager on behalf of the Company and delivered to the lending Member.

Section 6.04   Additional Capital Contributions.

(a)   If the Manager at any time or from time to time determines that the Company requires additional Capital Contributions, then the Manager shall give notice to each Class A Member of (i) the total amount of additional Capital Contributions required, (ii) the reason the additional Capital Contribution is required, (iii) each Class A Member's proportionate share of the total additional Capital Contribution (determined in accordance with this Section), and (iv) the date each Class A Member's additional Capital Contribution is due and payable, which date shall be no less than ten (10) days after the notice has been given. A Class A Member's share of the total additional Capital Contribution shall be equal to the product obtained by multiplying the Class A Member's Percentage Interest and the total additional Capital Contribution required. Each Class A Member's share of the additional Capital Contribution shall be payable in cash or by certified check, or wire transfer.

(b)   Notwithstanding anything herein to the contrary, no Class A Member shall be required to make any additional Capital Contribution to the Company.

(c)   If a Class A Member fails to pay when due all or any portion of any additional Capital Contribution required under Section 6.04(a) (each, a "Non-Contributing Member"), then each Class A Member other than any Non-Contributing Member (each, a "Contributing Member") shall have the right, but not the obligation, to contribute to the Company (in addition to its initial pro rata share of the additional Capital Contribution) its pro rata portion of those amounts that the Non-Contributing Member fails to contribute (the "Remaining Contribution"), and the Manager shall have the right to re-allocate the Percentage Interests based on the then Capital Contributions made by the Contributing Members and Non-Contributing Members.

(d)   Each Class A Member shall receive a credit to his/her/its Capital Account in the amount of any additional Capital Contribution which he/she/it makes to the Company and shall receive such other rights as have been approved by the Manager in connection with such additional Capital Contribution in accordance with the terms of this Agreement.

(e)   Immediately following any additional Capital Contribution, the Percentage Interests of the Class A Members may be adjusted if the Manager determines that the Percentage Interests of the Class A Members are to be altered as a result of the additional Capital Contribution, and **Exhibit 1** shall be revised to reflect any such additional Capital Contribution and any such adjustment of the Percentage Interests of the Class A Members. Any revision of **Exhibit 1** in accordance with the preceding sentence shall require only the consent of the Manager (and not any consent of the Class A Members).

(f)   In the event any Remaining Contribution is not fully satisfied by additional Capital Contributions of the Contributing Members, the Manager and/or its Affiliates may, but shall not be required to, contribute to the Company the amount required to satisfy the Remaining Contribution as a loan (a "Contribution Loan") to the Non-Contributing Member. The Manager shall have the option of obtaining a third-party loan or using its own funds to fund the proceeds for any such Contribution Loan. Such Contribution Loan will be set at an interest rate of 10% per annum with interest accrued monthly in arrears. In addition, such Contribution Loan from the Manager and/or its Affiliates shall not be treated as a Capital Contribution by the Manager and/or Affiliates or entitle the Manager and/or its Affiliates to a Percentage Interest. The Contribution Loan (or Contribution Loans if more than one), shall each be deemed a loan owing by the Non-Contributing Member to the Manager and/or its Affiliate, as applicable. The Contribution Loan shall be repayable only out of the Net Cash Flow and/or Net Capital Proceeds otherwise distributable to the Non-Contributing Member which shall be paid directly to the Manager and/or its Affiliate, as the case may be and, if more than one, then in proportion to the amounts of their Contribution Loans, until such Manager's and/or Affiliate's Contribution Loan or Contribution Loans, as the case may be, and accrued and unpaid interest thereon have been paid in full. The Contribution Loan shall bear interest at lower of 10% per annum or the maximum rate permitted by law.

ARTICLE VII
ALLOCATION OF PROFITS AND LOSSES; TAX AND ACCOUNTING MATTERS

Section 7.01   Allocations. Each Member's distributive share of income, gain, loss, deduction or credit (or items thereof) of the Company as shown on the annual federal income tax return prepared by the Company's accountants or as finally determined by the United States Internal Revenue Service or the courts, and as modified by the capital accounting rules of Section 704(b) of the Code and the Income Tax Regulations thereunder, as applicable, shall be determined as follows:

(a)   **Allocations**. Except as otherwise provided in this Section 7.01 above:

(i)   Items of loss, deduction or credit (or items thereof) shall be first allocated among the Members in accordance with the Preferred Allocation outlined in **Exhibit 3**.

(ii)   Items of income and gain (or items thereof) shall be (i) first allocated to the Members in the same manner that losses were allocated pursuant to Section 7.01(a)(i) above in order to reverse any loss allocations, and then (ii) any items of income and gain (or items thereof) in excess of the allocations in (i) shall be allocated among the Members in accordance with the Preferred Allocation outlined in **Exhibit 3**.

Subject to the provisions of this Section, inclusive, of this Agreement, the items specified in this Section shall be allocated to the Members as necessary to eliminate any deficit Capital Account balances and thereafter to bring the relationship among the Members' positive Capital Account balances in accord with their pro rata interests.

(b)   Allocations With Respect to Property. Solely for tax purposes, in determining each Member's allocable share of the taxable income or loss of the Company, depreciation, depletion, amortization and gain or loss with respect to any contributed property, or with respect to revalued property where the Company's property is revalued pursuant to paragraph (b)(2)(iv)(f) of Section 1.704-1 of the Income Tax Regulations, shall be allocated to the Members in the manner (as to revaluations, in the same manner as) provided in Section 704(c) of the Code. The allocation shall take into account, to the full extent required or permitted by the Code, the difference between the adjusted basis of the property to the Member contributing it (or, with respect to property which has been revalued, the adjusted basis of the property to the Company) and the fair market value of the property determined by the Members at the time of its contribution or revaluation, as the case may be.

(c)   Minimum Gain Chargeback. Notwithstanding anything to the contrary in this Section, if there is a net decrease in Company Minimum Gain or Company Nonrecourse Debt Minimum Gain (as such terms are defined in Sections 1.704-2(b) and 1.704-2(i)(2) of the Income Tax Regulations, but substituting the term "Company" for the term "Partnership" as the context requires) during a Company taxable year, then each Member shall be allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in the manner provided in Section 1.704-2 of the Income Tax Regulations. This provision is intended to be a "minimum gain chargeback" within the meaning of Sections 1.704-2(f) and 1.704-2(i)(4) of the Income Tax Regulations and shall be interpreted and implemented as therein provided.

(d)   Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Treasury Regulations, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the deficit balance in his Capital Account created by such adjustments, allocations or distributions as promptly as possible; *provided* that an allocation pursuant to this Subsection shall be made only if and to the extent that a Member would have such a deficit balance after all other allocations provided for in this ARTICLE VII have been tentatively made as if this Section 7.01 were not in the Agreement.

(e)   Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any taxable year which is in excess of the sum of (i) the amount such Member is obligated to restore, if any, pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Treasury Regulations, each such Member shall be specially allocated items of partnership income and gain in the amount of such excess as quickly as possible; *provided* that an allocation pursuant to this Subsection shall be made only if and to the extent that a Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this ARTICLE VII have been tentatively made as if Section 7.01(d) and this Section 7.01(e) were not in this Agreement.

(f)   Depreciation Recapture. Subject to the provisions of Section 704(c) of the Code and Section 7.01(b) – Section 7.01(d), inclusive of this Agreement, gain recognized (or deemed recognized under the provisions hereof) upon the sale or other disposition of Company property, which is subject to depreciation recapture, shall be allocated to the Member who was entitled to deduct such depreciation.

(g)   Loans. If and to the extent any Member is deemed to recognize income as a result of any loans pursuant to the rules of Sections 1272, 1273, 1274, 7872 or 482 of the Code, or any similar provision now or hereafter in effect, any corresponding resulting deduction of the Company shall be allocated to the Member who is charged with the income. Subject to the provisions of Section 704(c) of the Code and Section 7.01(b) – Section 7.01(d), inclusive, of this Agreement, if and to the extent the Company is deemed to recognize income as a result of any loans pursuant to the rules of Sections 1272, 1273, 1274, 7872 or 482 of the Code, or any similar provision now or hereafter in effect, such income shall be allocated to the Member who is entitled to any corresponding resulting deduction.

(h)   Tax Credits. Tax credits shall generally be allocated according to Section 1.704-1(b)(4)(ii) of the Income Tax Regulations or as otherwise provided by law. Investment tax credits with respect to any property shall be allocated to the Members pro rata in accordance with the manner in which Company profits are allocated to the Members under Section 7.01(a)(i) and (b), as of the time such property is placed in service. Recapture of any investment tax credit required by Section 47 of the Code shall be allocated to the Members in the same proportion in which such investment tax credit was allocated.

(i)   Change of Pro Rata Interests. Except as provided in Section 7.01(f) and (h) hereof or as otherwise required by law, if the proportionate interests of the Members in the Company are changed during any taxable year, all items to be allocated to the Members for such entire taxable year shall be prorated on the basis of the portion of such taxable year which precedes each such change and the portion of such taxable year on and after each such change according to the number of days in each such portion, and the items so allocated for each such portion shall be allocated to the Members in the manner in which such items are allocated as provided in Section 7.01(a)(i) and (b) during each such portion of the taxable year in question.

(j)   Effect of Special Allocations on Subsequent Allocations. Any special allocation of income or gain pursuant to Section 7.01(c) or Section 7.01(d) shall be taken into account in computing subsequent allocations of income and gain pursuant to this

Section so that the net amount of all such allocations to each Member shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Section if such special allocations of income or gain under Section 7.01(c) or Section 7.01(d) had not occurred.

(k)   Nonrecourse and Recourse Debt. Items of deduction and loss attributable to Member nonrecourse debt within the meaning of Section 1.7042(b)(4) of the Income Tax Regulations shall be allocated to the Members bearing the economic risk of loss with respect to such debt in accordance with Section 1704-2(i)(l) of the Income Tax Regulations. Items of deduction and loss attributable to recourse liabilities of the Company, within the meaning of Section 1.752-2 of the Income Tax Regulations, shall be allocated among the Members in accordance with the ratio in which the Members share the economic risk of loss for such liabilities.

(l)   State and Local Items. Items of income, gain, loss, deduction, credit and tax preference for state and local income tax purposes shall be allocated to and among the Members in a manner consistent with the allocation of such items for federal income tax purposes in accordance with the foregoing provisions of this Section.

Section 7.02   Accounting Matters. The Manager shall cause to be maintained complete books and records accurately reflecting the accounts, business and transactions of the Company on a calendar-year basis and using such cash, accrual, or hybrid method of accounting as in the judgment of the Manager is most appropriate; provided, however, that books and records with respect to the Company's Capital Accounts and allocations of income, gain, loss, deduction or credit (or item thereof) shall be kept under U.S. federal income tax accounting principles as applied to partnerships.

Section 7.03   Fiscal Year. The Company's fiscal year shall begin on January 1st and end on December 31st. The Manager may at any time elect a different fiscal year if permitted by the Code and applicable regulations of the United States Treasury.

Section 7.04   Tax Status and Returns.

(a)   The Company shall file as a partnership for Federal income tax purposes. Any provision hereof to the contrary notwithstanding, solely for United States federal income tax purposes, each of the Members hereby recognizes that the Company may be subject to the provisions of Subchapter K of Chapter 1 of Subtitle A of the Code; provided, however, the filing of U.S. Partnership Returns of Income shall not be construed to extend the purposes of the Company or expand the obligations or liabilities of the Members.

(b)   The Manager shall prepare or cause to be prepared all tax returns and statements, if any, that must be filed on behalf of the Company with any taxing authority, and shall make timely filing thereof.

(c)   The Manager will prepare annual information that it will use its best efforts to deliver by April 1 each year, beginning with April 1, 2022, until dissolution of the Company. The annual information will include a Schedule K-1 Form 1065 which will allow Members to prepare its tax returns. In addition, the Manager shall send or cause to be sent on, at least, a quarterly basis operational updates for the Company within forty-five (45) days following the end of each calendar quarter to each Person who was a Member of the Company at any time during such calendar quarter. The Manager is not required to have the financial statements audited, reviewed or compiled. The financial statements are not required to use GAAP accounting.

(d)   Unless otherwise provided by the Code or the Income Tax Regulations thereunder, George Belham shall be the "Partnership Representative," as such term is used in Code Section 6223 (the "Partnership Representative"). George Belham shall make all decisions for the Company relating to tax matters including, without limitation, whether to make any tax elections (including the election under Section 754 of the Code), the positions to be taken on the Company's tax returns and the settlement, further contest or litigation of any audit matters raised by the Internal Revenue Service or any other taxing authority. The Tax Matters Member shall be the "Partnership Representative" for U.S. federal income tax purposes.

(i)   The Partnership Representative shall have all of the authority, duties and responsibilities as set forth in Code §§ 6221 – 6241 and the regulations thereunder (the "Partnership Audit Rules") including but not limited to elections related to an audit; matters arising from the audit; the audit proceedings, including receiving notices of the commencement of an audit and requests for information; providing information to the IRS with regards to the audit; meeting with IRS personnel to discuss and settle the audit; extending the statute of limitations for the Members and the Company; binding the Company and the Members to a settlement with respect to the audit matters; electing not to contest the notice of final Company adjustments in court or to contest all or any portion of the matter in court and to choose the court forum; filing an election out; making decisions regarding the payment of the imputed underpayment; making a push-out election; entering into a closing agreement with the IRS; requesting multiple imputed underpayments; filing an Administrative Adjustment Request (AAR); and deciding whether to settle with IRS appeals or to settle litigation and whether to appeal an adverse court decision.

(ii)   The Partnership Representative must accept such appointment in writing if desired by the Manager and provide a written confirmation to the partnership that it satisfies the substantial presence requirement of Code § 6223(a) and the regulations thereunder. A Partnership Representative shall serve until his, her, or its death, resignation, incapacity, bankruptcy, revocation/removal, or a determination by the Internal Revenue Service that the designation is not effective.

(iii)   The Partnership Representative may with the consent of the Manager, timely file such election forms, statements and other information required by the Partnership Audit Rule to make the push-out election, as provided in Code Section 6226.

(iv)   Resignation. A Partnership Representative may resign at any time by giving written notice to the Manager. The resignation of the Partnership Representative shall take effect upon the appointment of a successor Partnership

Representative or at such other time agreed upon by the Manager. The resigning Partnership Representative shall follow the directions of the Manager in connection with the appointment of a successor Partnership Representative and the filing of such statements, forms and other document with the IRS as required by the Partnership Audit Rules. Notwithstanding the foregoing, in the event such resignation is not effective for purposes of the Partnership Audit Rules, the resigning Partnership Representative shall take any and all actions and sign and deliver any and all documents, instruments, elections and agreement as directed by the Manager until such resignation is effective for purposes of the Partnership Audit Rules.

(e)   Revocation of Designation. The designation of Partnership Representative may be revoked with or without cause by a written notice from the Manager. The Partnership Representative whose designation has been revoked shall follow the directions of the Manager in connection with the appointment of a successor Partnership Representative and the filing of such statements, forms and other document with the IRS as required by the Partnership Audit Rules. Notwithstanding the foregoing, in the event such revocation is not effective for purposes of the Partnership Audit Rules and in any event prior to the effective appointment of a successor, the Partnership Representative whose designation has been revoked shall take any and all actions and sign and deliver any and all documents, instruments, elections and agreement as directed by the Manager until such revocation is effective for purposes of the Partnership Audit Rules.

(f)   Vacancies. If there is a vacancy in the position of Partnership Representative, a successor Partnership Representative shall be designated by the Manager.

(g)   Compensation. The Partnership Representative may receive reasonable compensation for the services rendered, to be determined by the Manager.

(h)   Costs, Expenses and Professional Fees. The Company shall reimburse the Partnership Representative for all costs and expenses reasonably incurred in connection with his/her/its actions under the Partnership Audit Rules. The Partnership Representative is hereby authorized to engage professionals, experts and advisors in connection with its performance of its duties under the Partnership Audit Rules and incur costs, expenses, professional and other fee on behalf of the Company. The Partnership Representative shall obtain approval of the Manager in advance of incurring any expense in excess of $10,000 in connection with the engaging professionals, experts, advisors, audits, appeal, and litigation through all appeals.

(i)   Standard of Care. The Partnership Representative shall act in good faith and shall use commercially reasonable best efforts to carry out the duties, authority and responsibilities set forth in this Agreement and the Partnership Audit Rules. The Partnership Representative does not, in any way, guarantee the results of any Company audit. The Partnership Representative shall have no conflict of interest that would violate his/her/its fiduciary duties to the Company. The Partnership Representative shall be subject to a confidentiality requirement.

(j)   Partnership Representative Has No Exclusive Duty to Company. The Partnership Representative shall not be required to act in such capacity as his/ her/its sole and exclusive function. The Partnership Representative shall devote such time to this position as is commercially reasonable to fulfill her obligations, responsibilities and duties.

(k)   Correction of Economic Distortions. The Members intend that the economic consequences of an imputed underpayment for any reviewed year shall be borne by the Members in the same manner as if the adjustments had been correctly reported on the reviewed year Company return. Therefore, notwithstanding anything to the contrary herein, the Partnership Representative shall cause the Company to make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's capital account balance at the end of the adjustment year is to the extent possible, equal to the capital balance such Members would have had if all Company items in the reviewed year had been allocated to the Members in accordance with the adjustments as determined by the notice of final Membership adjustments, any settlement with the IRS, the Justice Department or the final court decision, whichever is applicable. In addition, the Manager shall have the authority to require reviewed year Members who have transferred their Percentage Interests to reimburse the Company for the imputed underpayment.

(l)   Limitation on Authority of Partnership Representative. Notwithstanding anything to the contrary herein, the Partnership Representative shall not make any material agreements with the Internal Revenue Service (IRS) (including waivers of statute of limitations), election, settlement or take any actions to settle or to litigate any adjustments set forth in the notice of final partnership adjustment under the Partnership Audit Rules without the written consent of the Manager. The Partnership Representative must receive the prior approval of the Manager prior to filling all protest, court filings, settlements, etc., and other written communications with the IRS.

(m)   Duties Owed by the Members to the Partnership Representative. Each Member hereby covenants and agrees to promptly provide the Partnership Representative with all information regarding the Member's tax returns and tax liabilities as requested from time to time, including but not limited to proof that the Member has filed an amended return and paid any resulting tax, the Member's address, taxpayer identification number and current contact information, the Member's status as a tax- exempt Member, the tax rate applicable to the Member and the Member's status as an eligible Member. The Member's obligations hereunder shall continue notwithstanding the Member ceasing to be a Member whether resulting from a transfer, sale, withdrawal or other disposition of his/her/its Percentage Interests. Each Member shall notify the Partnership Representative of any inconsistent treatment of any Membership item on the Member's return and of any settlement with the IRS regarding any Membership items.

(n)   Reliance on Advice. The Partnership Representative may rely on the services and advice of attorneys, accountants and other professional advisors or experts. The Partnership Representative shall not be liable to the Company or to any Member for damages, losses, or costs, any loss of value or any liability arising from such reliance.

(o)   Binding Effect of Actions by Partnership Representative. The Company and the Members hereby agree and acknowledge that (a) the actions of the Partnership Representative in connection with the Partnership Audit Rules shall be binding on the Company and the Members; and (b) neither the Company nor the Members have any right to contact the IRS or participate in an audit or proceedings under the Partnership Audit Rules.

(p)   Communications to Manager. The Partnership Representative shall provide the Manager with copies of all notices from the IRS within 7 calendar days of receipt. The Partnership Representative is required to inform the Manager, within 72 hours of setting any/all meetings with the IRS. The Partnership Representative shall regularly update the Manager of the progress of the audit and any court proceeding. The Partnership Representative shall submit periodic written reports to the Manager concerning the status of the Company audit.

(q)   Election. If and when every Member qualifies as eligible member under the Partnership Audit Rules, the Partnership Representative shall make the "Opt-Out" election for the Company, as appropriate, for any year that Members remain qualified as eligible Members. If and when every Member qualifies as eligible member under the Partnership Audit Rules, the Partnership Representative shall make the "Opt-Out" election for the Company, as appropriate, for any year that Members remain qualified as eligible Members.

ARTICLE VIII
DISTRIBUTIONS

Section 8.01   Distributions. Subject to the reasonably anticipated business needs and opportunities of the Company, taking into account all debts, liabilities and obligations of the Company then due, working capital and other amounts which the Manager deems necessary for the Company's business or to place into reserves for customary and usual claims with respect to such business, and subject also to any restrictions under applicable law (including, without limitation, any obligation to withhold and remit any amounts to any governmental authority), the Manager shall distribute the Net Cash Flow, Net Capital Proceeds, and Non-Core Revenue to the Members not less often than quarterly in accordance with the Preferred Allocation outlined in **Exhibit 3**.

Section 8.02   Tax Advances.

(a)   Subject to any restrictions in any of the Company's then applicable debt-financing arrangements, and subject to the Manager's sole discretion to retain any other amounts necessary to satisfy the Company's obligations, at least five (5) days before each date prescribed by the Code for a calendar-year corporation to pay quarterly installments of estimated tax, the Company shall use commercially reasonable efforts to Distribute cash to each Member in proportion to and to the extent of such Member's Quarterly Estimated Tax Amount for the applicable calendar quarter (each such Distribution, a "**Tax Advance**").

(b)   If, at any time after the final Quarterly Estimated Tax Amount has been Distributed pursuant to Section 8.02(a) with respect to any Fiscal Year, the aggregate Tax Advances to any Member with respect to such Fiscal Year are less than such Member's Tax Amount for such Fiscal Year (a "**Shortfall Amount**"), the Company shall use commercially reasonable efforts to Distribute cash in proportion to and to the extent of each Member's Shortfall Amount. The Company shall use commercially reasonable efforts to Distribute Shortfall Amounts with respect to a Fiscal Year before the 75th day of the next succeeding Fiscal Year; *provided*, that if the Company has made Distributions other than pursuant to this Section, the Manager may apply such Distributions to reduce any Shortfall Amount.

(c)   If the aggregate Tax Advances made to any Member pursuant to this Section for any Fiscal Year exceed such Member's Tax Amount (an "**Excess Amount**"), such Excess Amount shall reduce subsequent Tax Advances that would be made to such Member pursuant to this Section, except to the extent taken into account as an advance pursuant to Section 8.02(d).

(d)   Any Distributions made pursuant to this Section shall be treated for purposes of this Agreement as advances on Distributions pursuant to Section 8.01 and shall reduce, dollar-for-dollar, the amount otherwise Distributable to such Member pursuant to Section 8.01.

Section 8.03   Limits Upon Distribution. Notwithstanding any other provision of this Section, no distribution shall be declared or made if, after giving it effect, the Company would not be able to pay its debts as they become due in the usual course of business or the Company's total assets would be less than the sum of its total liabilities.

Section 8.04   Form of Distributions. No Member, regardless of the nature of the Member's Capital Contribution, has any right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind.

Section 8.05   Withholding from Distributions. To the extent that the Company is required by law to withhold or to make tax or other payments on behalf of or with respect to any Member, the Company may withhold such amounts from any distribution and make such payments as so required. For purposes of this Agreement, any such payments or withholdings shall be treated as a distribution to the Member on behalf of whom the withholding or payment was made.

Section 8.06   754 Election. In the event of a distribution of property to a Member, the death of an individual Member or a transfer of any interest in the Company permitted under the Act or this Agreement, the Company may, in the discretion of the Manager upon the written request of the transferor or transferee, file a timely election under Section 754 of the Code and the Income Tax Regulations thereunder to adjust the basis of the Company's assets under Section 734(b) or 743(b) of the Code and a corresponding election under the applicable provisions of state and local law, and the person making such request shall pay all costs incurred by the Company in connection therewith, including reasonable attorneys' and accountants' fees.

ARTICLE IX
TRANSFER OF COMPANY INTERESTS

Section 9.01   No Transfer. No Member, shareholder (direct or indirect) of a corporate Member, partner (whether general or limited) of a Member which is a partnership (general or limited), member of a Member which is a limited liability company or owner of all or any portion of any other entity which is a Member or which has a beneficial interest, either direct or indirect, in a Member, may sell, assign, transfer, give, hypothecate or otherwise encumber (any such sale, assignment, transfer, gift, hypothecation or encumbrance being hereinafter referred to as a "Transfer"), directly or indirectly, or by operation of law or otherwise, any interest in the Company or in such corporation, partnership or other entity (each an "Intermediary"), except as hereinafter set forth in this ARTICLE IX or otherwise with the consent of the Manager. Any Transfer of any interest in the Company or an Intermediary in contravention of this ARTICLE IX shall be null and void. No Member, without the prior written consent of the Manager (other than the retiring or withdrawing Member), shall retire or withdraw from the Company, except as a result of such Member's death, disability, insanity, incompetency or the final adjudication of such Member as a Bankrupt.

Section 9.02   Permitted Transfers.

(a)   Any Member may, from time to time and in its sole discretion, Transfer its Percentage Interest, in whole or in part, to (i) any Affiliate of such Member, or (ii) a living or revocable trust for the benefit of the Member or such Member's Immediate Family (as hereinafter defined) (a "Family Trust") so long as the transferring Member is the sole trustee of such Family Trust. As used in this ARTICLE IX, the term "Immediate Family" shall mean any spouse, parents, children, including those adopted, siblings and direct descendants and spouses of any of the foregoing, of an individual. All Transfers requested by any Member shall be at the expense of the Transferring Member who shall pay for all costs associated with the transfer, including, but not limited to attorney fees.

(b)   Any transferee referred to in Section 9.02(a) above shall become a Member of the Company.

(c)   In the event that (i) a Member Transfers its Percentage Interest, pursuant to this Section, to a limited liability company controlled by such Member or to a Family Trust, and (ii) at any time thereafter, such Member ceases to control the transferee limited liability company, or such Member ceases to be the sole trustee of the transferee Family Trust (each, a "Triggering Event"), the Company shall have the option to purchase such transferee's Percentage Interest for the fair market value of such Percentage Interest determined as of the date of the Triggering Event. The Company shall provide written notice to the transferee of its election to exercise its option to purchase the Percentage Interest within sixty (60) days after the Triggering Event, on which date such option shall expire. The fair market value of the Percentage Interest shall be determined in accordance with the fair market valuation procedure discussed in Section 9.07 below.

Section 9.03   Succession by Operation of Law. In the event of the death or incapacity of an individual Member or in the event of the involuntary merger, consolidation, dissolution or liquidation of any Member not an individual, all of such Member's rights hereunder, including such Member's Percentage Interest, shall, subject to the remaining provisions of this Article, pass to such Member's personal representative, heir or distributee, in the case of an individual Member, or to such Member's legal successor, in the case of any Member not an individual. Upon and contemporaneously with any such transfer of a Member's Percentage Interest by operation of law, the Company shall purchase from the transferee of such Percentage Interest, and the transferee shall sell to the Company for a purchase price of $1 for each percentage of the Percentage Interest transferred, all rights and interests of the transferee in the Company, other than the right to its share of the Company's distributions and allocations, including such transferee's right, if any, to vote and participate in the management of the Company, except those rights that cannot be waived by an assignee of an economic interest in the Company pursuant to the Act.

Section 9.04 **New Members**. Notwithstanding Section 9.02 above, no person or entity, not then a Member, shall become a Member hereunder under any of the provisions hereof unless such person or entity shall expressly assume and agree to be bound by all of the terms and conditions of this Agreement. Each such person or entity shall also cause to be delivered to the Company, at his or its sole cost and expense, a favorable opinion of legal counsel reasonably acceptable to the Manager, to the effect that (a) the contemplated Transfer of such Company Percentage Interest to such person or entity does not violate any applicable securities law, (b) that such person or entity has the legal right, power and capacity to own the Percentage Interest, and (c) that the contemplated Transfer will not cause a termination of the Company within the meaning of Section 708 of the Code or that such termination would not have material adverse tax consequences for the non-transferring Members. All reasonable costs and expenses incurred by the Company in connection with any Transfer of a Percentage Interest and, if applicable, the admission of a person or entity as a Member hereunder, shall be paid by the transferor. Upon compliance with all provisions hereof applicable to such person or entity becoming a Member, all other Members agree to execute and deliver such amendments hereto as are necessary to constitute such person or entity a Member of the Company.

Section 9.05 **Rights of New Members**. Notwithstanding anything to the contrary in this Agreement, (a) a transferee of a Member's Percentage Interest in the Company pursuant to a Transfer under this ARTICLE IX (other than pursuant to Section 9.02 above) shall be admitted to the Company as a Member with respect to such Member's Percentage Interest only with the written consent of the Manager, it being understood that the giving or withholding of such consent shall be within the sole and absolute discretion of the Manager, (b) until and unless such transferee is admitted as a Member, such transferee shall be entitled to its share of the Company's distributions and allocations but shall not have any other rights or privileges of a Member, except as otherwise required by this Agreement or the Act, and (c) until and unless such transferee is admitted as a Member, the transferor shall not cease to be a Member of the Company and shall continue to be a Member until such time as the transferee is admitted as a Member under this Agreement.

Section 9.06 **Right of First Refusal**. Except for Transfers permitted by Section 9.02 above, each time a Member proposes to Transfer all or any part of its, his or her Percentage Interest, such Member shall first offer such Percentage Interest to the Manager:

(a) Such Member shall deliver a written notice to the Manager stating (i) such Member's bona fide intention to Transfer such Percentage Interest, (ii) the name and address of the proposed transferee, (iii) the Percentage Interest to be Transferred, and (iv) the purchase price and terms of payment for which the Member proposes to Transfer such Percentage Interest.

(b)   Within ten (10) days after receipt of the notice described in Section 9.06(a) above, the Manager shall notify the transferring Member in writing of Manager's desire to purchase a portion of the Percentage Interest being so Transferred. The purchase price and terms shall be on the same terms as outlined in the written notice made pursuant to Section 9.06(a) above. The failure of the Manager to submit a notice within the applicable period shall constitute an election on the part of the Manager not to purchase any of the Percentage Interest which may be so Transferred.

(c)   If the Manager elects not to purchase all of the Percentage Interest designated in such notice, then the transferring Member may Transfer the Percentage Interest described in the notice to the proposed transferee, providing such Transfer (i) is completed within thirty (30) days after the expiration of the Manager's right to purchase such Percentage Interest, (ii) is made at the price and terms designated in such notice, and (iii) the requirements hereof relating to consent of Members, securities and tax requirements are met. If such Percentage Interest is not so Transferred, the transferring Member must give notice in accordance with this Section prior to any other or subsequent Transfer of such Percentage Interest.

Section 9.07   Fair Market Value Procedures. The fair market value of the Percentage Interest shall be determined by either:

(a)   the Percentage Interest's fair market value as agreed upon by the transferring and acquiring Party; or

(b)   if the transferring and acquiring Party cannot agree on the fair market value, each party, at their own expense, shall select a business valuation appraiser and the average valuation shall be used, subject to Section 9.07(c) below.

(c)   in the event that either Party is not satisfied with the average valuation obtained pursuant to Section 9.07(b) above, then the two selected business valuation appraisers shall select a third independent business valuation appraiser who shall determine the fair market value of the Percentage Interest. The appraisal cost of the third independent business valuation appraiser shall be paid equally by the Parties.

ARTICLE X
BOOKS AND RECORDS; RESERVES

Section 10.01 Member Requests for Records and Books. On reasonable notice, a member may inspect and copy during regular business hours, at a reasonable location specified by the Company, any record maintained by the Company regarding the Company's activities, financial condition and other circumstances, to the extent the information is material to the member's rights and duties under the operating agreement or this chapter;

Section 10.02 Financial Statements. The Company shall furnish to each member:

(a)   On reasonable notice, any information concerning the Company's activities, financial condition and other circumstances which the Company knows and is material to the proper exercise of the member's rights and duties under the operating agreement or this Article, except to the extent the Company can establish that it reasonably believes the member already knows the information;

(b)   On reasonable notice, any other information concerning the Company's activities, financial condition and other circumstances, except to the extent the demand or information demanded is unreasonable or otherwise improper under the circumstances.

Section 10.03 Requirements of Member Requests. During regular business hours and at a reasonable location specified by the Company, a member may obtain from the Company and inspect and copy full information regarding the activities, financial condition and other circumstances of the company as is just and reasonable if:

(a)   The member seeks the information for a purpose material to the member's interest as a member;

(b)   The member makes a demand in a record received by the company, describing with reasonable particularity the information sought and the purpose for seeking the information; and

(c)   The information sought is directly connected to the member's purpose.

Section 10.04 Reserves. The Managers shall establish reserves by deducting from income such amounts as it shall deem advisable.

Section 10.05 Filings. The Manager, at the Company's expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Manager, at the Company's expense, shall also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative bodies, amendments to or restatements of the Articles of Organization and all reports required to be filed by the Company with those entities under the Act or other then-current applicable laws, rules and regulations. If a Manager is required by the Act to execute or file any document fails, after demand, to do so within a reasonable period of time or refuses to do so, any other Manager or Member may prepare, execute and file that document with the South Carolina Secretary of State.

Section 10.06 Bank Accounts. The Managers shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other Person.

ARTICLE XI
TERMINATION

Section 11.01 Dissolution. Subject to the provisions of the Act, this Agreement (including the limitations set forth in Section 2.04) or the Articles of Organization , the Company shall be dissolved, and its affairs wound up upon the first to occur of the following:

(a)   Upon the sale of all or substantially all of the assets of the Company and the receipt of all consideration therefore; or

(b)   The entry of a decree of judicial dissolution.

Section 11.02 Distributions Upon Liquidation.

(a)   Upon the occurrence of any event specified in Section 11.01, the Members will take full account of the Company's liabilities and assets, and the Company's assets will be liquidated as promptly as is consistent with obtaining the fair value thereof. The proceeds from the liquidation of the Company's assets will be applied and distributed in the following order:

(i)   First, to creditors in the payment and discharge of all of the Company's Debts and other Liabilities, including any Member Loans or other members who are creditors.

(ii)   Second, in accordance with the profit and loss Allocations as found in Section 7.01(a)(i) and (b).

ARTICLE XII
INDEMNIFICATION AND INSURANCE

Section 12.01 Indemnification. Neither the Manager, nor their shareholders, members, officers, directors, managers, employees or agents, shall have any liability whatsoever to the Company or to any Member for any loss suffered by the Company or any Member which arises out of any action or inaction of the Manager or any of their shareholders, officers, directors, employees or agents, so long as the Manager or such other Persons, in good faith, determined that such course of conduct was in the best interests of the Company and did not constitute fraud, bad faith or willful misconduct. The Manager and its shareholders, officers, directors, employees and agents and the employees and agents of the Company shall be entitled to be indemnified and held harmless by the Company, at the expense of the Company, against any loss, expense, claim or liability (including reasonable attorneys' fees, which shall be paid as incurred) resulting from the assertion of any claim or legal proceeding relating to the performance or nonperformance of any act concerning the activities of the Company, including claims or legal proceedings brought by a third- party or by Members, on their own behalf or as a Company derivative suit, so long as the party to be indemnified determined in good faith that such course was in the best interests of the Company and did not constitute fraud, bad faith or willful misconduct; provided, that any such indemnity shall be paid solely from the assets of the Company.

Section 12.02 Insurance. Nothing herein shall prohibit the Company from paying in whole or in part the premiums or other charge for any type of indemnity insurance in which the Manager or other agents or employees of the Manager or the Company are indemnified or insured against liability or loss arising out of their actual or asserted misfeasance or nonfeasance in the performance of their duties or out of any actual or asserted wrongful act against, or by, the Company including, but not limited to, judgments, fines, settlements and expenses incurred in the defense of actions, proceedings and appeals therefrom.

ARTICLE XIII
INVESTMENT REPRESENTATIONS; PRIVATE OFFERING EXEMPTION

Section 13.01 Member Acknowledgements. Each Member, by such Member's execution of this Agreement, hereby represents and warrants to, and agrees with, the Manager, the other Members and the Company as follows:

(a)   Investment Intent. Such Member is acquiring the Percentage Interest in investment purposes for such Member's own account only and not with a view to or for sale in connection with any distribution of all or any part of the Percentage Interest.

(b)   Economic Risk. Such Member is financially able to bear the economic risk of such Member's investment in the Company, including the total loss thereof.

(c)   No Registration of Units. Such Member acknowledges that the Percentage Interests have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or qualified under any state securities law or under the laws of any other jurisdiction, in reliance, in part, on such Member's representations, warranties and agreements herein.

(d)   No Obligation to Register. Such Member represents, warrants and agrees that the Company and the Manager is under no obligation to register or qualify the Percentage Interests under the Securities Act or under any state securities law or under the laws of any other jurisdiction, or to assist such Member in complying with any exemption from registration and qualification.

(e)   No Disposition in Violation of Law. Without limiting the representations set forth above, and without limiting ARTICLE IX of this Agreement, such Member will not make any disposition of all or any part of the Percentage Interests which will result in the violation by such Member or by the Company of the Securities Act or any other applicable securities laws. Without limiting the foregoing, each Member agrees not to make any disposition of all or any part of the Percentage Interests unless and until:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement and any applicable requirements of state securities laws; or

(ii)   Such Member has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Manager, such Member has furnished the Company with a written opinion of legal counsel, reasonably satisfactory to the Company, that such disposition will not require registration of any securities under the Securities Act or the consent of or a permit from appropriate authorities under any applicable state securities law or under the laws of any other jurisdiction.

(f)   <u>Financial Estimate and Projections</u>. That it understands that all projections and financial or other materials which it may have been furnished are not based on historical operating results, because no reliable results exist, and are based only upon estimates and assumptions which are subject to future conditions and events which are unpredictable, and which may not be relied upon in making an investment decision.


ARTICLE XIV
DEFAULTS AND REMEDIES


Section 14.01 Defaults. If a Member materially defaults in the performance of his or its obligations under this Agreement, and such default is not cured within ten (10) business days after written notice of such default is given by a Manager to the defaulting Member for a default that can be cured by the payment of money, or within thirty (30) calendar days after written notice of such default is given by a Manager to the defaulting Member for any other default, then the non-defaulting Members shall have the rights and remedies described in Section 14.02 below in respect of the default.

Section 14.02 Remedies. If a Member fails to perform his or its obligations under this Agreement, the Company and the non-defaulting Members shall have the right, in addition to all other rights and remedies provided herein, on behalf of himself or itself, the Company or the Members, to bring the matter to arbitration pursuant to Section 15.07 below. The award of the arbitrator in such a proceeding may include, without limitation, an order for specific performance by the defaulting Member of his or its obligations under this Agreement, or an award for damages for payment of sums due to the Company or to a Member.


ARTICLE XV
MISCELLANEOUS


Section 15.01 Entire Agreement. This Agreement, and the exhibits hereto, constitute the entire agreement among the Manager, in its capacity as Manager only, and the Members with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No party hereto shall be liable or bound to the other in any manner by any warranties, representations or covenants with respect to the subject matter hereof except as specifically set forth herein.

Section 15.02 Further Assurances. Each Manager and Member agrees to execute, acknowledge, deliver, file, record and publish such further certificates, amendments to certificates, instruments and documents, and do all such other acts and things as may be required by law, or as may be required to carry out the intent and purposes of this Agreement.

Section 15.03 No Waiver. No consent or waiver, express or implied, by the Company or a Member to or of any breach or default by the Manager or any Member in the performance by the

Manager or such Member of his, her or its obligations under this Agreement shall constitute a consent to or waiver of any similar breach or default by that or any other Manager or Member. Failure by the Company or a Member to complain of any act or omission to act by the Manager or any Member, or to declare such Manager or Member in default, irrespective of how long such failure continues, shall not constitute a waiver by the Company or such Member of his, her or its rights under this Agreement.

Section 15.04 Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

Section 15.05 Severability. If one or more provisions of this Agreement are held by a proper court to be unenforceable under applicable law, portions of such provisions, or such provisions in their entirety, to the extent necessary and permitted by law, shall be severed herefrom, and the balance of this Agreement shall be enforceable in accordance with its terms.

Section 15.06 Governing Law. This Agreement shall be governed by and construed under the substantive laws of the State of South Carolina. This Agreement, however, may alter or reduce the rights a Member would have under the Act. In all instances in which such is lawful, the provisions of this agreement will control.

Section 15.07 Dispute Resolution. In the event of any dispute or disagreement between the parties hereto as to the interpretation of any provision of this Agreement (or the performance of obligations hereunder), the matter, upon written request of any party, shall be referred to representatives of the parties for decision. The representatives shall promptly meet, in good faith, with the assistance of a third-party mediator who has previously practiced law as a litigator. If the representatives do not agree upon a decision within thirty (30) calendar days after reference of the matter to the mediator, any controversy, dispute or claim arising out of or relating in any way to this Agreement or the transactions arising hereunder shall be settled exclusively by arbitration in Maui County, Hawaii. Such arbitration shall be administered by JAMS in accordance with its then prevailing expedited rules, by one independent and impartial arbitrator selected in accordance with such rules. The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. § 1 et seq. The fees and expenses of JAMS and the arbitrator shall be shared equally by the parties to the dispute and advanced by them from time to time as required; provided that at the conclusion of the arbitration, the arbitrator shall award costs and expenses (including the costs of the arbitration previously advanced and the reasonable fees and expenses of attorneys, accountants and other experts) to the prevailing party, so long as the prevailing party had previously engaged in good faith mediation. Failure of a party to act in good faith during the mediation process shall prohibit the prevailing party to recover any cost of the arbitration and attorney and accounting fees. No pre-arbitration discovery shall be permitted, except that the arbitrator shall have the power in his sole discretion, on application by any party, to order pre-arbitration examination solely of those witnesses and documents that any other party intends to introduce in its case-in-chief at the arbitration hearing. The parties shall instruct the arbitrator to render such arbitrator's award within thirty (30) calendar days following the conclusion of the arbitration hearing. The arbitrator shall not be empowered to award to any party any damages of the type not permitted to be recovered under this Agreement in connection with any dispute between or among the parties arising out of or relating in any way to this Agreement or the transactions arising hereunder, and each party hereby irrevocably waives any right to recover such damages. Notwithstanding anything to the contrary provided in this Section 15.07 and without prejudice to the above procedures, any party may apply to any court of competent jurisdiction for temporary injunctive or other provisional judicial relief if such action is necessary to avoid irreparable damage or to preserve the status quo until such time as the arbitrator is selected and available to hear such party's request for temporary relief. The award rendered by the arbitrator shall be final and not subject to judicial review and judgment thereon may be entered in any court of competent jurisdiction. The decision of the arbitrator shall be in writing and shall set forth findings of fact and conclusions of law.

Section 15.08 Notices. Unless otherwise provided in this Agreement, any notice or other communication herein required or permitted to be given shall be in writing and shall be given by electronic communication, hand delivery, registered or certified mail, with proper postage prepaid, return receipt requested, or courier service regularly providing proof of delivery, addressed to the party hereto as provided as follows:

(a)   all communications intended for the Company shall be sent to its principal executive office to the attention of the Manager;

(b)   all communications intended for a Member shall be sent to the address of such Member set forth in **Exhibit 1** to this Agreement, or such other address as such Member shall have provided to the Company for such purpose by notice served in accordance with this Section 15.08; and

(c)   all communications intended for the Manager shall be sent to the address of the Manager set forth in **Exhibit 2** to this Agreement, or such other address as the Manager shall have provided to the Members for such purpose by notice served in accordance with this Section 15.08.

All notices shall be sent as aforesaid or at any other address of which any of the foregoing shall have notified the others in any manner prescribed in this Section 15.08. For all purposes of this Agreement, a notice or communication will be deemed effective: (i) if delivered by hand or sent by courier, on the day it is delivered unless that day is not a day upon which commercial banks are open for business in the city specified (a "Local Business Day") in the address for notice provided by the recipient, or if delivered after the close of business on a Local Business Day, then on the next succeeding Local Business Day; (ii) if sent by facsimile transmission, on the date transmitted, provided oral or written confirmation of receipt is obtained by the sender, unless the transmission and confirmation date is not a Local Business Day, in which case on the next succeeding Local Business Day; and (iii) if sent by registered or certified mail, on the fifth (5th) Local Business Day after the date of mailing.

Section 15.09 Titles and Subtitles. The titles of the sections and paragraphs of this Agreement are for convenience only and are not to be considered in construing this Agreement.

Section 15.10 Currency. Unless otherwise specified, all currency amounts in this Agreement refer to the lawful currency of the United States of America.

Section 15.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and facsimile signatures shall be deemed originals.

Section 15.12 Preparation of Agreement. This Agreement has been prepared by Transitions Law Group, LLC (the "Law Firm"), counsel for the Company and the Manager in the course of its representation, and:

(a)   The Members have been advised by the Law Firm that a conflict of interest exists among the Members' individual interests; and

(b)   The Members have been advised by the Law Firm to seek the advice of independent counsel; and

(c)   The Members have been represented by independent counsel or have had the opportunity to seek such representation; and

(d)   The Law Firm has not given any advice or made any representations to the members with respect to the tax consequences of this agreement; and

(e)   The Members have been advised that the terms and provisions of this Agreement may have tax consequences and the Members have been advised by the Law Firm to seek independent counsel with respect thereto; and

(f)   The Members have been represented by independent counsel or have had the opportunity to seek such representation with respect to the tax consequences of this Agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the foregoing Operating Agreement of College Pointe LLC was executed by the members and the Manager to be effective as of the Effective Date.

The Company:

College Pointe LLC
a South Carolina limited liability company

By: Great American Holdings, LLC, its Manager

By: _George Belham_____ 09/14/2021
Name: George Belham
Title: President

Manager:

Great American Holdings, LLC

By: _George Belham_____ 09/14/2021
Name: George Belham
Title: President

Class B Members:

_George Belham_____ 09/14/2021
George Belham

_Michelle Braga_____ 09/14/2021
Michelle Braga

Chronos Partners LLC

By: _Richard G Amos Jr_____ 09/14/2021
Name: Richard G. Amos, Jr.
Title: Managing Member

College Pointe LLC
Class A Member Signature Page

(Individuals)

The undersigned member hereby executes the Operating Agreement of College Pointe LLC, a South Carolina limited liability company, dated effective as of August 23, 2021, and hereby authorizes this signature page to be attached as a counterpart to such document.

SIGNATURE BLOCK FOR INDIVIDUALS:	
Printed Name	
Signature	_____
Date	_____/_____/2021
Subscription Amount	$_____

College Pointe LLC
Class A Member Signature Page

(Joint Tenants)

The undersigned member hereby executes the Operating Agreement of College Pointe LLC, a South Carolina limited liability company, dated effective as of August 23, 2021, and hereby authorizes this signature page to be attached as a counterpart to such document.

SIGNATURE BLOCK FOR JOINT TENANTS:	
Printed Name	
Signature	_____
Printed Name	
Signature	_____
Date	_____/_____/2021
Subscription Amount	$_____

College Pointe LLC
Class A Member Signature Page

(Entities and Trusts)

The undersigned member hereby executes the Operating Agreement of College Pointe LLC, a South Carolina limited liability company, dated effective as of August 23, 2021, and hereby authorizes this signature page to be attached as a counterpart to such document.

SIGNATURE BLOCK FOR ENTITIES OR TRUSTS:	
Entity/Trust Name	
Signature	By:_____
Printed Name	
Title	
Date	_____/_____/2021
Subscription Amount	$_____

College Pointe LLC
Class A Member Signature Page

(Individual Retirement Accounts)

The undersigned member hereby executes the Operating Agreement of College Pointe LLC, a South Carolina limited liability company, dated effective as of August 23, 2021, and hereby authorizes this signature page to be attached as a counterpart to such document.

SIGNATURE BLOCK FOR IRAS:	
Name of IRA	
Signature	By:_____
Custodian Printed Name	
Custodian Title	
Date	_____/_____/2021
Subscription Amount	$_____
Read and Approved by the IRA Holder – Name	
Signature	By:_____

EXHIBIT 1

Names, Addresses and Capital Contributions of Members

Class A-1 Members

Name	Address	Capital Contribution	Class A-1 Interest %	Overall Company Ownership

Class A-2 Members

Name	Address	Capital Contribution	Class A-2 Interest %	Overall Company Ownership

Class B Members

Name	Address	Capital Contribution	Class B Interest %	Overall Company Ownership
George Belham		Services	51%	
Michelle Braga		Services	39%	
Chronos Partners LLC		Services	10%	

EXHIBIT 2

Manager
Great American Holdings, LLC 8836 Via Bella Notte Orlando, FL 32836

EXHIBIT 3

Preferred Allocations and Distributions from Net Cash Flow

All distributions made to Class A Members will be based on a calendar year quarterly basis (January 1, April 1, July 1, October 1). Actual distributions will follow approximately forty-five (45) days following the conclusion of the calendar quarter.

Following the close of the Offering, the Net Cash Flow shall be allocated and distributed as follows:

        (a)   **Class A Return of Capital:** First, 100% to the Members holding Class A-1 and Class A-2 Membership Interests until distributions to such Members of Net Cash Flow on a cumulative basis pursuant to this clause (a) equal each such Member's Capital Contributions with respect to the Class A Membership Interests;

        (b)   **Class A-1 Preferred Return:** Second, 100% to the Members holding Class A-1 and Class A-2 Membership Interests until distributions to each such Member of Net Cash Flow on a cumulative basis pursuant to this clause (b) equal the Class A-1 Preferred Return;

        (c)   **Class A-2 Preferred Return:** Third, 100% to the Members holding Class A-2 Membership Interests until distributions to each such Member of Net Cash Flow on a cumulative basis pursuant to this clause (c) equal the Class A-2 Preferred Return;

        (d)   **Catch-up:** Fourth, 100% to the Class B Members until the Class B Members have received cumulative distributions with respect to such Members of Net Cash Flow pursuant to this schedule of distributions equal to 30% of the cumulative amount of distributions made or being made to (i) the Class A Members pursuant to paragraphs (a) through (c) above; and

        (e)   **Incentive Split:** Finally, any balance, (i) 70% to the Members holding Class A Member Interests and (ii) 30% to the Class B Members.

Allocations and Distributions From Capital Transaction Event

Following the close of the Offering, the Net Capital Proceeds from a Capital Transaction Event shall be allocated and distributed in the same manner as <u>Preferred Allocations and Distributions from Net Cash Flow.</u>

Allocation of Non-Core Revenue

Following the close of the Offering, Non-Core Revenue may be distributed to the Members. In the event of distribution, no Preferred Return shall apply to Non-Core Revenue and distributions shall be 70% to Class A Members in proportion to their respective Class A Interests and 30% to Class B Members in proportion to their respective Class B Interests.

Losses

Participation of losses of the Company shall be allocated 70% to Class A Members in proportion to their respective Class A Interests and 30% to Class B Members in proportion to their respective Class B Interests.

_____